FULLCAST www.fullcast.co.jp

07023825

May 23, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop: 3-2

SUPPL

RECEIVED
2007 MAY 29 A 5:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (**FILE NO. 82-34859**)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. ,a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Personnel Changes (Filed on May 21, 2007)
2. Notice of the Monthly Sales for the Term Ending September 2007 (Filed on May 17, 2007)
3. Purchasing Condition Report of Treasury Stock (Filed on May 8, 2007)
4. Brief Announcement of Consolidated Financial Results for the Interim Term of the Fiscal Year Ending September 30, 2007 (Filed on May 1, 2007)
5. Basic Agreement on Merger of FREE WORK Co., Ltd. and Fullcast Factory Co., Ltd. and Capital and Business Alliances between FREE WORK Co., Ltd. and Fullcast Co., Ltd. (Filed on May 1, 2007)
6. Notice of the Monthly Sales for the Term Ending September 2007 (Filed on May 1, 2007)
7. Notice of Revised Interim and Full-Year Business Forecasts for Fiscal Year Ending September 2007 (Filed on May 1, 2007)
8. Purchasing Condition Report of Treasury Stock (Filed on April 5, 2007)

PROCESSED
MAY 31 2007
THOMSON
FINANCIAL

5/29

SN-2007-5

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-3780-9507 (Direct) FAX : +81-3-3780-9510
e-mail. IR@fullcast.co.jp

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd., Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9507, Facsimile +81-3-3780-9510)

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara

Shingo Tsukahara
CFO, Executive Director

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-3780-9507(Direct) FAX : +81-3-3780-9510
e-mail. IR@fullcast.co.jp

May 21, 2007

RECEIVED

2007 MAY 29 A 5:25

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Executive Officer and General Manager of Finance and Investor Relations
Telephone: +81-3-3780-9507

For Immediate Release:

Personnel Changes

Fullcast Co., Ltd. is pleased to announce the following personnel changes to strengthen compliance promotion further, effective May 21, 2007.

Details

New title	Name	Former title
Corporate Executive Officer, General Manager of the Sales Headquarters and the Tokyo Metropolitan Area	Tsuyoshi Kanno	Corporate Executive Officer, General Manager of the Sales Headquarters
Corporate Executive Officer, Deputy General Manager of the Sales Headquarters (Head of the East Japan Bloc)	Toru Wada	Corporate Executive Officer, Deputy General Manager of the Sales Headquarters
Corporate Executive Officer, Deputy General Manager of the Sales Headquarters (Head of the Tokai, Kansai, Chugoku-Shikoku-Kyusyu Blocs)	Jun Teramoto	Corporate Executive Officer, Deputy General Manager of the Sales Headquarters
Corporate Executive Officer, Compliance Promotion Department (General Manager of the Tokyo Metropolitan Area)	Kaname Iwatani	Corporate Executive Officer, General Manager of the Tokyo Metropolitan Area Sales Division, Sales Headquarters
Compliance Promotion Department (General Manager of the Tokai Bloc)	Tsuyoshi Takase	General Manager of the Tokai Area Sales Division, Sales Headquarters
Compliance Promotion Department (General Manager of the Kansai Bloc)	Tomohiko Yukawa	General Manager of the Kansai Area Sales Division, Sales Headquarters
Compliance Promotion Department (General Manager of the East Japan Bloc)	Kouki Maruyama	Senior Manager of the East Japan Bloc, Sales Headquarters
Compliance Promotion Department (General Manager of the Chugoku-Shikoku-Kyusyu Bloc)	Gaku Kobayashi	Senior Manager of the Chugoku-Shikoku-Kyusyu Bloc, Sales Headquarters

###

May 17, 2007

RECEIVED

2007 MAY 29 A 5:

OFFICE OF ...

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Executive Officer and General Manager of Finance and Investor Relations

Telephone: +81-3-3780-9507

For Immediate Release:

Notice of the Monthly Sales for the Term Ending September 2007

We are pleased to announce the Group's performance on a monthly basis for the term ending September 2007.

Details

(Unit: Million yen)

	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.
■ Consolidated Sales												
Month	8,949	9,177	9,918	8,079	8,586	10,849	9,224					
Accumulative	8,949	18,125	28,043	36,122	44,708	55,557	64,780					
Year on Year (Accumulative)	136.8%	135.9%	136.5%	136.1%	134.1%	130.8%	130.1%					
Rate of progress	7.8%	15.8%	24.5%	31.5%	39.0%	48.4%	56.5%					

* The rate of progress is the progress made against the forecasted consolidated full-year sales for the term ending September 2007 published on May 1, 2007, namely 114,700 million yen, expressed as a percentage.

Summary

In the April monthly results, the Spot Business grew (with sales rising 14.6% from the same month of the previous year, to 5,071 million yen) and the Factory Business grew (with sales up 25.3%, to 1,545 million yen). As a result, consolidated sales reached 9,224 million yen, rising 26.1% from the same month of the previous year.

Note: Sales figures have not been audited, and may differ from those shown in the year-end financial result summaries.

###

Purchasing Condition Report of Treasury Stock

Fullcast Co., Ltd.

Type of share Common share

1. Acquisition

(1) Acquisition by resolution of a general meeting of shareholders

No applicable item

(2) Acquisition by resolution of a meeting of the Board of Directors

As of April 30, 2007

Category	Number of shares (shares)		Total price (yen)
Acquisition by resolution of a meeting of the Board of Directors on December 21, 2006 (Period of acquisition: December 22, 2006 to September 30, 2007)	10, 000		3, 000, 000, 000
Treasury stocks acquired in the reporting month (date of acquisition)	—	—	—
Total	—	—	—
Total treasury stocks acquired as of the end of the reporting month	4, 571		1, 284, 533, 000
Progress in acquisition of treasury stocks (%)	45. 7		42. 8

2. Processing

No applicable item

3. Holdings

As of April 30, 2007

Holdings as of the end of the reporting month	Number of shares (shares)
Total number of shares outstanding	275, 964
Number of treasury stocks held	13, 577

FULLCAST

May 1, 2007

Brief Announcement of Consolidated Financial Results for the Interim Term of the Fiscal Year Ending September 30, 2007

Company name:	Fullcast Co., Ltd.
Stock code:	4848
Stock Exchange listing:	First Section of the Tokyo Stock Exchange
Address:	Tokyo
URL:	http://www.fullcast.co.jp
Chairman and Chief Executive Officer:	Takehito Hirano
Contact:	Yasushi Kamiguchi, Managing Director and Chief Administrative Officer
Telephone:	+81-3-3780-9507
Scheduled day for submission of interim report:	June 22, 2007
Scheduled day for start of dividend payment:	June 5, 2007

1. Consolidated Financial Results for the Interim Term of the Fiscal Year Ending September 30, 2007 (October 1, 2006 – March 31, 2007)

(1) Consolidated business results

(Figures are randed to the nearest one million yen.)
(Figures in percentages show a comparison with the previous interim term results.)

	Net sales		Operating income		Ordinary income		Net income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Interim term ended March 2007	55,557	30.8	2,449	17.4	2,363	17.0	1,106	- 26.6
Interim term ended March 2006	42,481	30.7	2,087	5.7	2,020	0.3	1,507	166.0
Fiscal year ended September 2006	90,163	–	4,715	–	4,550	–	2,942	–

	Net income per share	Diluted net income per share
	Yen	Yen
Interim term ended March 2007	4,137.61	4,136.52
Interim term ended March 2006	5,514.25	5,502.02
Fiscal year ended September 2006	10,757.95	10,736.22

Notes: Investment profit and loss on equity method (million yen)
Interim term ended March 2007: 3 Interim term ended March 2006: 37
Fiscal year ended September 2006: 36

(2) Consolidated financial condition

	Total assets	Net assets	Shareholders' equity ratio	Shareholders' equity per share
	Million yen	Million yen	%	Yen
Interim term ended March 2007	43,512	14,826	27.4	45,405.32
Interim term ended March 2006	33,220	13,670	41.1	49,968.05
Fiscal year ended September 2006	37,180	17,278	38.9	52,835.11

Reference: Shareholders' equity (million yen)
Interim term ended March 2007: 11,914 Interim term ended March 2006: 13,670
Fiscal year ended September 2006: 14,460

(3) Consolidated cash flows position

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities	
	Million yen	Million yen	Million yen	Million yen
Interim term ended March 2007	2,089	- 2,097	4,154	16,052
Interim term ended March 2006	189	- 326	5,941	11,901
Fiscal year ended September 2006	2,567	- 3,548	6,719	11,906

2. Dividend Status

(Yen)

	Dividend per share		
(Base date)	First half	Second half	Annual
Fiscal year ended September 2006	1,500	1,500	3,000
Fiscal year ended September 2007 (results)	2,000		4,000
Fiscal year ended September 2007 (forecast)		2,000	

3. Forecast for Consolidated Financial Results for the Year Ending September 30, 2007 (October 1, 2006 – September 30, 2007)

(Figures in percentages denote the year-on-year change)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full year	114,700	27.2	4,780	1.4	4,540	- 0.2	2,240	- 23.9	8,425.37

4. Others

(1) Important changes of subsidiaries during the term (changes of specified subsidiaries that lead to a change in the scope of consolidation) No

(2) Changes in accounting principles and procedures and the presentation method, etc. of consolidated interim financial statements (those which are included in changes to important matters that will be the basis for preparing consolidated interim financial statements)

1) Changes associated with the revision of accounting principles, etc.: Yes

2) Changes other than 1) No

(Note) For more details, please see Page 32, "Significant Accounting Policies in the Preparation of the Consolidated Financial Statements."

(3) Number of shares issued (common stock)

1) Number of shares issued at the end of the term (including treasury stock) (shares)

Interim term ended March 2007: 275,964 Interim term ended March 2006: 275,964

Fiscal year ended September 2006: 275,964

2) Number of treasury stock at the end of the term (shares)

Interim term ended March 2007: 13,577 Interim term ended March 2006: 2,396

Fiscal year ended September 2006: 2,275

(Note) For the number of shares that is the basis for the calculation of consolidated net income per share, please see Page 48, "Per Share Information."

Reference: Non-consolidated Financial Results

1. Financial Results for the Interim Term of the Fiscal Year Ending September 30, 2007 (October 1, 2006 – March 31, 2007)

(1) Business results (Figures in percentages show a comparison with the previous interim term results.)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Interim term ended March 2007	24,789	16.4	1,082	- 17.4	1,169	- 12.1	536	- 30.5	2,004.83
Interim term ended March 2006	21,299	20.1	1,309	5.9	1,330	1.6	771	6.5	2,818.79
Fiscal year ended September 2006	45,064	–	2,827	–	2,859	–	1,610	–	5,887.84

(2) Financial condition

	Total assets	Net assets	Shareholders' equity ratio	Shareholders' equity per share
	Million yen	Million yen	%	Yen
Interim term ended March 2007	30,926	8,840	28.6	33,690.36
Interim term ended March 2006	24,053	11,640	48.4	42,550.46
Fiscal year ended September 2006	26,423	11,937	45.2	43,613.66

Reference: Shareholders' equity (million yen)

Interim term ended March 2007: 8,840 Interim term ended March 2006: 11,640

Fiscal year ended September 2006: 11,937

2. Forecast for Non-consolidated Financial Results for the Year Ending September 30, 2007 (October 1, 2006 – September 30, 2007)

(Figures in percentage denote the year-on-year change)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full year	51,340	13.9	2,200	- 22.2	2,210	- 22.7	1,100	- 31.7	4,137.45

Of all plans, forecasts, strategies and others, those which are not historical facts are future outlooks based upon certain conditions and our management's judgement based upon currently available data.
Therefore, we advise that you not rely solely on these outlooks in weighing our business results, corporate value and other factors. Please also be informed that actual financial results may vary widely from these outlooks due to various factors.
Important factors that may have an impact on actual financial results include: (1) The economic situation surrounding the company (index of mining and industrial output, inventory index, etc.) and changes in the employment situation; (2) Fluctuations in interest rates, etc.; (3) Damage to cooperate infrastructure due to disasters, including earthquakes; and (4) Changes in the relevant laws, including the Labor Standards Law and the Worker Dispatch Law, and in interpretations of thereof. However, the factors that may affect the financial results shall not be limited to these.
Furthermore, please bear in mind that notwithstanding new data, future events or any other results whatsoever, we will not always reexamine our outlooks.
(Note) For assumptions for results forecasts and other related matters, please see Page 9 of the Appendix.

Attached Material to Financial Results for the Interim Term of the Fiscal Year Ending September 30, 2007

Table of contents

FULLCAST

May 1, 2007

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
Contact: Yasushi Kamiguchi, Managing Director and Chief Administrative Officer
Shingo Tsukahara, Executive Officer and General Manager of Finance and Investor Relations
Telephone: +81-3-3780-9507

Consolidated Financial Results for the Interim Term of the Fiscal Year Ending September 30, 2007

Fullcast Co., Ltd. is pleased to report its interim consolidated financial results for the fiscal year ending September 30, 2007 (from October 1, 2006 to March 31, 2007), finalized at a meeting of the Company's Board of Directors today.

1. Results of Operations

(1) Interim Consolidated Operating Highlights

In the first half of the fiscal year ending September 30, 2007, Fullcast recorded a year-on-year increase in net sales of 30.8% and a year-on-year rise in operating income of 17.4%.

Net income declined 26.6% over the previous year, primarily because of the absence of gains on changes in the shareholding ratio recorded in the first half of the previous fiscal year, as well as losses on the sale and disposal of fixed assets and an impairment loss on goodwill in the interim term under review.

1) Interim consolidated operating results

Interim term of the fiscal year ending September 30, 2007 (October 1, 2006 – March 31, 2007)

Previous Interim term ended September 30, 2006 (October 1, 2005 – March 31, 2006)

(Million yen)

	First half of FY9/07	First half of FY9/06	Rate of progress (%)	Full year projections	Rate of progress (%)
Net sales	55,557	42,481	30.8	114,700	48.4
Operating income	2,449	2,087	17.4	4,780	51.2
Operating income ratio (%)	4.4	4.9	—	4.2	—
Ordinary income	2,363	2,020	17.0	4,540	52.0
Current net income	1,106	1,507	- 26.6	2,240	49.4
Current net income per share (Yen)	4,137.61	5,514.25	—	8,425.37	—

* This is a full year forecast that has revised net sales of 116,000 million yen, operating income of 7,000 million yen, ordinary income of 7,000 million yen and net income of 3,700 million yen in the "Full Year Forecast for the Fiscal Year Ending September 30, 2007" published on October 31, 2006, when results for the fiscal year ended September 30, 2006 were announced.

2) Consolidated operating results for the second quarter

Second quarter of the fiscal year ending September 30, 2007 (January 1, 2007 – March 31, 2007)

Second quarter of the fiscal year ended September 30, 2006 (January 1, 2006 – March 31, 2006)

(Million yen)

	Second quarter of FY9/07	Second quarter of FY9/06	Rate of progress (%)
Net sales	27,514	21,939	25.4
Operating income	1,054	972	8.5
Operating income ratio (%)	3.8	4.4	—
Ordinary income	993	931	6.6
Current net income	390	527	- 26.0
Current net income per share (Yen)	1,485.52	1,928.08	—

(Note) 1. The year-on-year comparisons are calculated based on the following formula.

$$\text{Year-on-year change \%} = \frac{\text{(Figure in the current fiscal year – Figure in the previous fiscal year)}}{\text{Figure in the previous fiscal year}} \times 100$$

2. Estimated current net income per share is calculated using the following formula.

$$\text{Estimated current net income per share} = \frac{\text{Forecast for current net income applicable to common stock}}{\text{Estimated number of common shares outstanding during the fiscal year ending September 30, 2007 *}}$$

* The estimated number of common shares outstanding during the fiscal year ending September 30, 2007 is calculated based on an estimated increase in the number of shares due to the exercise of stock options and an estimated decrease in the number of shares with the acquisition of the Company shares.

(2) Operating Results and Financial State

1) Summary

During the first half of the fiscal year ending September 2007, Japan continued to enjoy a moderate economic recovery, and a feeling of labor tightness strengthened with improved corporate earnings. As a result, corporate demand for human resources outsourcing services remained firm across all business segments and categories.

In this environment, the Fullcast Group (the "Group") stepped up recruitment efforts so that it could respond to corporate needs for outsourced human resources. This helped the Group record consolidated net sales of 55,557 million yen, an increase of 30.8% over the previous year.

Although profit declined in the Spot Business segment, the strong performance of the Factory Business and the Technology Business segments and income of consolidated subsidiaries the Company acquired in the Office Business and Other Business segments contributed to overall profit. As a result, operating income increased 17.4% year on year, to 2,449 million yen, while ordinary income was up 17.0% from a year ago, to 2,363 million yen.

The Group recorded an extraordinary loss of 265 million yen, reflecting losses on the sale and disposal of fixed assets and an impairment loss of goodwill in the reporting period under review, compared with extraordinary income of 253 million yen, including gains on a change in shareholding ratio, posted in the first half of the previous fiscal year. As a result, consolidated net income in the first half under review declined 26.6% from the same period last year, to 1,106 million yen.

The Company received an order to improve the manpower dispatching business under the Worker Dispatch Law from the Tokyo Labour Bureau. We deeply regret the misconduct and express our sincere apology to all parties, including our shareholders, for any inconvenience and concerns this caused.

All officers and employees of the Company view the improvement order with the utmost seriousness and are thoroughly investigating any flaws in our management of operations. We are committed to strengthening our compliance system, and the management and staff are united in their desire to ensure that violations never recur and to improve our operations through concerted efforts.

2) Operating Highlights by Business Segment

Spot Business

In the Spot Business segment, net sales increased 26.2% year on year, to 29,827 million yen, as demand for the dispatched manpower grew, particularly in the warehousing and sales promotion segments, along with the economic recovery.

Net sales did not achieve the level planned at the beginning of the term, as the Group reviewed all business operations following the order to improve its businesses. Along with the review of the unit price classification of staff wages, this reduced the gross profit margin. As a result, operating income declined to 1,771 million yen, down 3.4% from the same period last year.

The number of business offices increased 63 to 451 at the end of this term under review.

Factory Business

In the Factory Business segment, the Group successfully achieved orders nationwide, reflecting its efforts to strengthen its marketing capability by improving the sales system. By industry, orders increased in a broad range of industries centering on IT and consumer electronics. As a result, net sales rose 33.1% over the previous year, to 10,321 million yen.

Although personnel expenses and rents increased with the opening of new offices responding to robust demand, the Group controlled other expenses. As a result, operating income soared to 384 million yen, a significant increase of 55.3% year on year.

The number of offices at the end of the term under review rose 7 from the end of the previous fiscal year to 59.

Technology Business

In the Technology Business segment, in response to these strong activities, the Group appropriately responded to demand for engineer dispatch services in the fields of design and development and increased the number of dispatched workers by a large margin. A rise in orders for system development from the financial and telecommunication industries also contributed to segment performance. As a result, net sale reached 8,559 million yen, up 11.1% over the previous year.

The early completion of highly profitable projects in the contract business which helped concentrate inspections of these projects, and our efforts to bolster profitability by improving quality control. As a result, operating income expanded substantially from a year ago, rising 44.0% to 647 million yen.

Office Business

In the Office Business segment, net sales increased sharply to 5,302 million yen, rising 73.0% over the previous year, thanks to the addition to the Group of Fullcast Marketing Co., Ltd., which became a wholly-owned subsidiary of the Company in July 2006.

On the profit front, not only the sale of the entire shareholding of Fullcast Telemarketing Co., Ltd., a drag on profit in the first half of the previous year, to a joint venture partner, but also the results of Fullcast Marketing Co., Ltd., which engages in sales staffing services, contributed to segment profit. As a result, operating income jumped 318.7% from a year earlier, to 239 million yen.

The number of business offices as of the end of the term under review was 44, up 6 from the end of the previous fiscal year.

Other Business

In the Other Business segment, net sales rose to 1,546 million yen, a sharp increase of 379.3% year on year. This result reflected the addition of Fullcast Advance Co., Ltd., which became a wholly-owned subsidiary of the Company in May 2006.

Operating income improved to 2 million yen compared with an operating loss of 20 million yen in the same period last year. The main factors for the sharp increase were the improved operations of Fullcast Advance Co., Ltd. and the positive effect of the merger with Fullcast Growing School Co., Ltd.

(Note) Fullcast Growing School Co., Ltd. was acquired by Fullcast Co., Ltd. as of January 1, 2007.

(3) Operating Results by Business Segment

1) Interim-term operating results

Interim term of the fiscal year ending September 30, 2007 (six months from October 1, 2006 to March 31, 2007)
Interim term of the previous fiscal year ended September 30, 2006 (six months from October 1, 2005 to March 31, 2006)

Spot Business (Million yen)

	FY2007	FY2006	YoY change
Net sales	29,827	23,637	26.2
Operating income	1,771	1,834	- 3.4
Operating income ratio (%)	5.9	7.8	—

Factory Business

	FY2007	FY2006	YoY change
Net sales	10,321	7,755	33.1
Operating income	384	247	55.3
Operating income ratio (%)	3.7	3.2	—

Technology Business

	FY2007	FY2006	YoY change
Net sales	8,559	7,701	11.1
Operating income	647	450	44.0
Operating income ratio (%)	7.6	5.8	—

Office Business

	FY2007	FY2006	YoY change
Net sales	5,302	3,065	73.0
Operating income	239	57	318.7
Operating income ratio (%)	4.5	1.9	—

Other Business

	FY2007	FY2006	YoY change
Net sales	1,546	323	379.3
Operating income	2	- 20	—
Operating income ratio (%)	0.1	- 6.3	—

2) Business results for the second quarter

Second quarter of the fiscal year ending September 30, 2007 (three months from January 1, 2007 to March 31, 2007)
Second quarter of the previous fiscal year ended September 30, 2006 (three months from January 1, 2006 to March 31, 2006)

Spot Business

	FY2007 Q2	FY2006 Q2	YoY change
Net sales	14,251	12,065	18.1
Operating income	613	843	- 27.3
Operating income ratio (%)	4.3	7.0	—

Factory Business

	FY2007 Q2	FY2006 Q2	YoY change
Net sales	5,229	4,074	28.3
Operating income	178	166	7.2
Operating income ratio (%)	3.4	4.1	—

Technology Business

	FY2007 Q2	FY2006 Q2	YoY change
Net sales	4,542	4,155	9.3
Operating income	410	230	78.5
Operating income ratio (%)	9.0	5.5	—

Office Business

	FY2007 Q2	FY2006 Q2	YoY change
Net sales	2,697	1,490	81.1
Operating income	152	5	—
Operating income ratio (%)	5.6	0.3	—

Other Business

	FY2007 Q2	FY2006 Q2	YoY change
Net sales	794	156	409.2
Operating income	20	21	- 3.7
Operating income ratio (%)	2.6	13.5	—

(Note) Calculation methods in segment results
(1) Net sales by business category consist only of external sales.
(2) Operating income by business category includes income posted within the Group due to internal transactions.
(3) Operating income ratio by business category is calculated by dividing the figures in (2) by the figures in (1).

(4) Outlook for the September 2007 Fiscal Year

Projected consolidated business results for the fiscal year ending September 2007 and current status

(From October 1, 2006 to September 30, 2007) (Million yen)

	Results for first half of FY9/07	Revised full-year forecast for FY9/07	Revised forecast for second half of FY09/07	Rate of progress (%)
Net sales	55,557	114,700	59,143	48.4
Spot Business	29,827	62,740	32,912	47.5
Factory Business	10,321	19,737	9,415	52.3
Technology Business	8,559	16,449	7,889	52.0
Office Business	5,302	11,024	5,721	48.1
Other Business	1,546	4,750	3,203	32.6
Operating income	2,449	4,780	2,331	51.2
Ordinary income	2,363	4,540	2,177	52.0
Current net income	1,106	2,240	1,134	49.4
Current net income per share	4,137.61	8,425.37	4,265.34	–

(Note) Estimated current net income per share for the year ending September 2007 is calculated using the following formula.

$$\text{Estimated current net income per share} = \frac{\text{Forecast for current net income applicable to common stock}}{\text{Estimated number of common shares outstanding during the fiscal year ending September 30, 2007 *}}$$

* The estimated number of common shares outstanding during the fiscal year ending September 30, 2007 is calculated based on the estimated increase in shares with the exercise of stock options and the estimated decrease in shares with the acquisition of the Company's shares.

The outlook by business segment is as follows:

1) Spot Business

Trends with orders

- Demand for human resources outsourcing services is likely to remain strong across all business types and categories.
- Orders from companies should grow as they have some difficulty in hiring part-time workers on their own.

Hiring trends

- The number of staff members hired should grow, with improved hiring activities using the Internet and mobile phones.

Others

- An improvement in the earnings power of new offices opened in the previous fiscal year and the first half of the current fiscal year is expected.

2) Factory Business

Trends with orders

- Demand for dispatched human resources can be expected to register continue growth thanks to strong productive activities in manufacturing.

Hiring trends

- It can be expected that the number of staff members hired and the retention ratio will rise as we develop an employment environment that meets the needs of staff who desire to be employed.
- The Group is stepping up efforts to urge those formerly employed to continue working for us, which will likely encourage their reemployment.

Others

- The Group is taking steps to raise the unit price of our services to companies, the gross profit margin should improve as this initiative proceeds.

3) Technology Business

Trends with orders

- Demand for dispatched engineers and technical experts can be expected to remain strong in the development/design divisions of manufacturing companies.
- As companies invest aggressively in computerization, orders for system development projects should continue to grow.
- As Fullcast steps up sales of package systems targeting the financial industry, which is increasingly investing in computerization, we should be able to increase the number of deals.

Hiring trends

- The Company is promoting the G.E.T. program (educational/training programs to nurture bilingual engineers) overseas, including China, and this should continue to provide excellent non-Japanese engineers and technical experts.

Others

- As we bolster the risk/quality management system in the entrusted development unit, we will curb potentially unprofitable projects, which can contribute to deteriorating profit margins.

4) Office Business

Trends with orders

- Demand for staff dispatching services can be expected to increase with a timely and appropriate response to the outsourcing needs of corporate clients.
- Orders for job placement should be on the rise.
- Orders from the sales support areas of corporate client with strong outsourcing needs should rise.

Hiring trends

- Favorable recruitment is anticipated by placing a stronger focus than before on recruitment to meet the characteristics of each region and recruitment media.

5) Other Business

Trends with orders

- Orders from the security industry should be healthy, given the name recognition of the Fullcast Group.

Hiring trends

- It can be expected that the number of staff members hired and the retention ratio will rise, thanks to the Fullcast brand name.

(5) Changes in Consolidated Financial Condition

At the end of the first half of the current consolidated accounting period, cash and cash equivalents (hereinafter "cash") totaled 16,052 million yen, rising 4,146 million yen from a year earlier, compared with a 5,804 million yen increase at the same time last year.

Cash flows from operating activities

Net cash provided in operating activities in this consolidated interim term was 2,089 million yen, compared with 189 million yen provided in the previous interim term.

This was primarily attributable to the fact that net income before income taxes and minority interests was 2,097 million yen, trade receivable increased 597 million yen (trade payable increased 462 million yen) and income taxes paid were 973 million yen

Cash flows from investing activities

Net cash used in investing activities in the consolidated interim term was 2,097 million yen, compared with 326 million yen used in the previous interim term.

This was mainly because expenses to acquire investment securities were 1,442 million yen and those to acquire tangible fixed assets associated with new offices opened and intangible fixed assets stood at 312 million yen and 266 million yen, respectively.

Cash flows from financing activities

Net cash provided by financing activities in the consolidated interim term was 4,154 million yen, compared with 5,941 million yen used in the previous interim term.

The result is principally attributable to the fact that a net increase in short-term borrowings was 2,070 million yen and proceeds from long-term debt reached 6,500 million yen (repayments of long-term debt were 763 million yen). This was partially offset by expenditures to acquire the Company's shares of 3,203 million yen and those to pay dividends of 410 million yen.

Trends in Cash Flow Indexes

	First half of September 2007 fiscal year	First half of September 2006 fiscal year	September 2006 fiscal year	September 2005 fiscal year	September 2004 fiscal year
Shareholders' equity (Million yen)	11,914	13,670	14,460	12,377	10,977
Shareholders' equity ratio (%)	27.4	41.1	38.9	54.9	56.4
Interest coverage (times)	54.0	68.0	76.8	96.6	58.9
Ratio of interest-bearing debt to cash flow (%)	592.9	579.6	215.0	104.4	140.3

Shareholders' equity = Total net assets – Stock subscription rights – Minority interest
Shareholders' equity ratio: net assets ÷ gross assets * 100
Interest coverage: Operating cash flow (before interest and corporate taxes) ÷ interest paid
Ratio of interest-bearing debt to cash flow: Interest-bearing debt ÷ Operating cash flow (before interest and corporate taxes)
Notes:

1. Each index is calculated based upon consolidated financial figures.
2. For operating cash flows (before interest and corporate taxes, etc.), cash flows (before interest and corporate taxes, etc.) from operating activities in the consolidated cash flow statement are used.
3. For interest payment, the amount of interest paid in the consolidated cash flow statement is used.
4. All debt involving the payment of interest and stated in the consolidated balance sheet are included in interest-bearing debt.

(6) Fundamental Policy for Allocation of Earnings

As the nucleus of the Group, Fullcast Co., Ltd. places priority on strengthening its financial position and increasing retained earnings as well as returning earnings to shareholders so that they may own shares in the Company over the medium and long terms.

We will seek to bolster our business foundations by using retained earnings to develop systems that will further improve business efficiency, to establish sales and recruiting bases and to recruit and educate human resources.

Our basic profit distribution policy is to determine the amount of dividends with a planned payout ratio of 30%, in light of earnings per share and profit growth for the next fiscal year based on our investment plan. This reflects our aims of maintaining stable dividends while taking performance into account.

We plan to pay an annual dividend per share of 4,000 yen for the year ending September 30, 2007, combining an interim dividend of 2,000 yen with a year-end dividend of 2,000 yen.

Dividend payout ratio for the past 4 years

Fiscal term	FY2007 ending September 2007 (projected)	FY2006 ended September 2006	FY2005 ended September 2005	FY2004 ended September 2004	FY2003 ended September 2003
Dividend payout ratio (%) (Individual)	95.9	51.0	36.5	41.2	23.9
Dividend payout ratio (%) (Consolidated)	47.1	27.9	29.0	35.7	18.3

(Note) The company paid dividends for the fiscal year ended September 30, 2004 and the year ended September 30, 2003 to commemorate its listing on the First Section and the Second Section of Tokyo Stock Exchange, respectively.

Reference

(1) Quarterly Results of Operations (consolidated)

Fiscal year ending September 2007 (Million yen)

	1st Quarter Oct. – Dec. 2006	2nd Quarter Jan. – Mar. 2007	3rd Quarter Apr. – Jun. 2007	4th Quarter Jul. – Sep. 2007	Full year
Net sales	28,043	27,514	—	—	55,557
Gross profit	7,773	7,384	—	—	15,157
Operating income	1,395	1,054	—	—	2,449
Ordinary income	1,370	993	—	—	2,363
Income before income taxes and minority interests	1,383	714	—	—	2,097
Net income	716	390	—	—	1,106
Net income per share	2,632.67	1,485.52	—	—	4,137.61
Diluted net income per share (Yen)	2,632.06	1,485.09	—	—	4,136.52
Total assets	40,387	43,512	—	—	43,512
Net assets	11,972	11,914	—	—	11,914
Net assets per share (Yen)	45,374.95	45,405.32	—	—	45,405.32
Cash flows from operating activities	- 187	2,276	—	—	2,089
Cash flows from investing activities	- 946	- 1,152	—	—	- 2,097
Cash flows from financing activities	2,334	1,819	—	—	4,154
Cash and cash equivalents at end of period	13,108	16,052	—	—	16,052

Fiscal year ended September 2006

	1st Quarter Oct. – Dec. 2005	2nd Quarter Jan. – Mar. 2006	3rd Quarter Apr. – Jun. 2006	4th Quarter Jul. – Sep. 2006	Full year
Net sales	20,541	21,939	21,729	25,954	90,163
Gross profit	5,729	6,129	5,968	7,390	25,216
Operating income	1,115	972	778	1,851	4,715
Ordinary income	1,089	931	733	1,796	4,550
Income before income taxes and minority interests	1,475	798	701	1,727	4,701
Net income	980	527	347	1,088	2,942
Net income per share	3,586.52	1,928.08	1,266.42	3,977.25	10,757.95
Diluted net income per share (Yen)	3,583.07	1,922.18	1,263.49	3,972.61	10,736.22
Total assets	30,348	33,220	35,152	37,180	37,180
Total assets	13,110	13,670	13,519	14,460	14,460
Shareholders' equity per share (Yen)	47,966.64	49,968.05	49,403.64	52,835.11	52,835.11
Cash flows from operating activities	- 133	321	993	1,386	2,567
Cash flows from investing activities	- 51	- 275	- 2,287	- 935	- 3,548
Cash flows from financing activities	4,683	1,259	2,569	- 1,792	6,719
Increase in cash and cash equivalents from merger of subsidiaries	—	—	72	—	72
Cash and cash equivalents at end of period	10,596	11,901	13,247	11,906	11,906

(2) Changes in Quarterly Operating Results by Business Segment

(Million yen)

Spot Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2007	(1) Sales to external customers	15,577	14,251	—	—	29,827
	(2) Inter-segment sales or the amount of transfers	207	202	—	—	409
	Total	15,784	14,453	—	—	30,237
	Operating expenses	14,625	13,840	—	—	28,466
	Operating income or loss	1,158	613	—	—	1,771
	Operating income ratio (%)	7.4	4.3	—	—	5.9
Fiscal year ended September 2006	(1) Sales to external customers	11,573	12,065	12,341	14,004	49,982
	(2) Inter-segment sales or the amount of transfers	171	171	195	412	949
	Total	11,744	12,236	12,535	14,416	50,931
	Operating expenses	10,753	11,393	11,771	13,083	47,000
	Operating income or loss	991	843	764	1,333	3,931
	Operating income ratio (%)	8.6	6.9	6.2	9.5	7.9

Factory Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2007	(1) Sales to external customers	5,092	5,229	—	—	10,321
	(2) Inter-segment sales or the amount of transfers	6	6	—	—	11
	Total	5,098	5,235	—	—	10,333
	Operating expenses	4,892	5,057	—	—	9,949
	Operating income or loss	206	178	—	—	384
	Operating income ratio (%)	4.0	3.4	—	—	3.7
Fiscal year ended September 2006	(1) Sales to external customers	3,681	4,074	3,960	4,421	16,135
	(2) Inter-segment sales or the amount of transfers	6	6	6	8	25
	Total	3,687	4,080	3,965	4,428	16,161
	Operating expenses	3,605	3,915	3,883	4,283	15,686
	Operating income or loss	81	166	82	145	475
	Operating income ratio (%)	2.2	4.1	2.1	3.3	2.9

Technology Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2007	(1) Sales to external customers	4,017	4,542	—	—	8,559
	(2) Inter-segment sales or the amount of transfers	151	204	—	—	355
	Total	4,169	4,746	—	—	8,915
	Operating expenses	3,931	4,336	—	—	8,267
	Operating income or loss	238	410	—	—	647
	Operating income ratio (%)	5.9	9.0	—	—	7.6
Fiscal year ended September 2006	(1) Sales to external customers	3,546	4,155	3,480	3,988	15,169
	(2) Inter-segment sales or the amount of transfers	5	18	65	83	170
	Total	3,551	4,172	3,545	4,071	15,339
	Operating expenses	3,331	3,943	3,477	3,670	14,421
	Operating income or loss	220	230	68	401	918
	Operating income ratio (%)	6.2	5.5	2.0	10.0	6.1

Office Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2007	(1) Sales to external customers	2,605	2,697	—	—	5,302
	(2) Inter-segment sales or the amount of transfers	76	38	—	—	114
	Total	2,681	2,736	—	—	5,417
	Operating expenses	2,594	2,584	—	—	5,177
	Operating income or loss	88	152	—	—	239
	Operating income ratio (%)	3.4	5.6	—	—	4.5
Fiscal year ended September 2006	(1) Sales to external customers	1,575	1,490	1,471	2,841	7,377
	(2) Inter-segment sales or the amount of transfers	109	106	93	119	427
	Total	1,684	1,596	1,564	2,960	7,804
	Operating expenses	1,632	1,590	1,466	2,753	7,441
	Operating income or loss	52	5	98	208	363
	Operating income ratio (%)	3.3	0.3	6.7	7.3	4.9

Other Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2007	(1) Sales to external customers	752	794	—	—	1,546
	(2) Inter-segment sales or the amount of transfers	1	1	—	—	2
	Total	753	795	—	—	1,549
	Operating expenses	772	775	—	—	1,547
	Operating income or loss	- 18	20	—	—	2
	Operating income ratio (%)	- 2.5	2.6	—	—	0.1
Fiscal year ended September 2006	(1) Sales to external customers	167	156	477	700	1,500
	(2) Inter-segment sales or the amount of transfers	7	16	1	2	26
	Total	174	172	479	702	1,526
	Operating expenses	215	151	510	725	1,601
	Operating income or loss	- 41	21	- 31	- 23	- 75
	Operating income ratio (%)	- 24.8	13.5	- 6.6	- 3.2	- 5.0

Note (1) Operating income by business category includes income posted within the Group from internal transactions.

(2) Operating income ratio by business category is calculated by dividing net sales to external customers by the operating income.

(3) Changes in Business Results (Consolidated)

1) Changes in profit and loss

(Million yen)

	September 2007 fiscal year				September 2006 fiscal year		September 2005 fiscal year	
	First half	YoY change	Revised full year	YoY change	First half	Full year	First half	Full year
Net sales	55,557	30.8	114,700	27.2	42,481	90,163	32,490	67,212
Cost of sales	40,440	31.9	—	—	30,622	64,947	23,222	47,619
Gross income on sales	15,157	27.8	—	—	11,858	25,216	9,269	19,593
SG&A expense	12,708	30.0	—	—	9,772	20,501	7,294	15,032
Operating income	2,449	17.4	4,780	1.3	2,087	4,715	1,975	4,560
Non-operating income	99	- 3.2	—	—	102	143	115	217
Non-operating expenditure	185	9.6	—	—	169	309	76	166
Ordinary income	2,363	17.0	4,540	- 0.2	2,020	4,550	2,013	4,611
Extraordinary income	17	- 96.3	—	—	459	447	60	49
Extraordinary loss	282	36.9	—	—	206	296	579	647
Net income before taxes for current fiscal year	2,097	- 7.7	—	—	2,273	4,701	1,494	4,012
Corporate taxes (incl. other adjustments)	855	19.4	—	—	716	1,561	859	1,954
Minor shareholders' interests	137	175.9	—	—	50	198	68	174
Current net income	1,106	- 26.6	2,240	- 23.9	1,507	2,942	567	1,885
Contributing ratio of current net income (%)	49.4	—	—	—	51.2	—	30.1	—

2) Changes in ratio to net sales

(Unit: %)

	September 2007 fiscal year		September 2006 fiscal year		September 2005 fiscal year	
	First half	Full year projection	First half	Full year	First half	Full year
Net sales	100.0	100.0	100.0	100.0	100.0	100.0
Cost of sales	72.7	—	72.1	72.0	71.5	70.8
Gross income on sales	27.3	—	27.9	28.0	28.5	29.2
SG&A expense	22.9	—	23.0	22.8	22.4	22.4
Operating income	4.4	4.2	4.9	5.2	6.1	6.8
Ordinary income	4.3	4.0	4.8	5.0	6.2	6.9
Current net income	2.0	2.0	3.5	3.3	1.7	2.8

3) Changes in consolidated/non-consolidated ratio (Unit: times)

	September 2007 fiscal year		September 2006 fiscal year		September 2005 fiscal year	
	First half	Full year projection	First half	Full year	First half	Full year
Net sales	2.2	2.2	2.0	2.0	1.8	1.9
Operating income	2.3	2.2	1.8	1.7	1.6	1.7
Ordinary income	2.0	2.1	1.5	1.6	1.5	1.7
Current net income	2.1	2.0	2.0	1.8	0.8	1.3

(4) Explanation of Balance Sheet (Consolidated)

The following changes are in comparison with the end of the previous fiscal year ended September 30, 2006.

1) Assets (up ¥6,332 million)

a) Current assets (up ¥4,778 million)

Cash and deposits	Up ¥3,946 million	Affects individually, increase in long-term debt
Trade notes and accounts receivables	Up ¥572 million	Affects under consolidation, increase in sales

b) Fixed assets (up ¥1,554 million)

Tangible fixed assets	Down ¥94 million	Affects under consolidation, sale of land
Intangible fixed assets	Down ¥98 million	Affects individually, impairment of goodwill
Investment securities	Up ¥1,417 million	Affects under consolidation, increase in shares in affiliates, etc.

2) Liabilities (up ¥8,783 million)

a) Current liabilities (up ¥4,333 million)

Short-term borrowing	Up ¥2,070 million	Affects individually, increase in operating capital
Current portion of long-term debt	Up ¥1,304 million	Affects individually, transfer of long-term debt
Accounts payable-other	Up ¥483 million	Affects individually, increase in accrued salaries for staffs

b) Fixed liabilities (up ¥4,450 million)

Long-term loans payable	Up ¥4,433 million	Affects individually, procurement of funds for investment (M&A, etc.)

3) Net assets (down ¥2,451 million)

Retained surplus	Up ¥678 million	Affects under consolidation, due to current net income
Tresury stock	Up ¥3,196 million	Affects individually, acquisition of the Company's shares

(5) State of Capital Investment

(Million yen)

Investment	September 2007 fiscal year			September 2006 fiscal year	September 2005 fiscal year	Main facilities
	1st half investment	2nd half estimate	Full year estimate	Amount invested	Amount invested	
Software, etc.	266	364	630	529	192	Development of items incidental to a new mission-critical system, and others
Others (ex. tools, instruments, fixtures)	312	68	380	603	384	Equipment, supplies and PCs for new offices, and others
Total	578	432	1,010	1,133	576	—

2. Corporate Group

The Group (including Fullcast Co. Ltd. and its affiliated companies) is a comprehensive provider of human resources solutions. Its principal business is to provide short-term staffing services in areas such as logistics and event support when required during busy periods and in line with fluctuations in work volume at client companies. Other major activities include the provision of office workers for clerical support, factory workers and engineers and other technicians.
The major entities and lines of business by segment are as follows.

Spot Business (Short-Term Contractual Workers Services)
This segment provides short-term staffing services primarily for so-called blue-color jobs, meeting demand that arises with changes in the work volume and business cycle of customer companies.
[Major business entities] Fullcast Co., Ltd., Apayours Co., Ltd. and seven other consolidated subsidiaries

Factory Business (Staffing Services for Production Line Work)
This segment mainly covers manufacturing industries such as fisheries and food, machinery, electric machinery, precision machinery, chemicals and rubber, textiles and pulp, transportation equipment, steel and metals and provides staffing services for production line work.
Fullcast Central Co., Ltd., which was established in April 2002 through a joint venture among Central Motor Co., Ltd., an automobile body manufacturer affiliated with Toyota Motor Corporation, Daisho Kogyo Co., Ltd., an affiliated company of Central Motor Co., Ltd., and Fullcast Co., Ltd., is specialized in contractual services in the automobile industry.
[Major business entities] Fullcast Factory Co., Ltd. and Fullcast Central Co., Ltd.

Technology Business (Technical/Engineer Staffing Services)
This segment provides technical staffing services primarily for the development and production processes of the manufacturing industry. It also offers technical staffing services for the software development process in a variety of industries as well as system development and consulting services on a contract basis.
[Major business entities] Fullcast Technology Co., Ltd., Asia Pacific System Research Co., Ltd. and two other consolidated subsidiaries and one equity method affiliate.

Office Work Business (Office Workers Services)
This segment provides office workers services centered on clerical support and other multiple staffing services including replacement support, staff recruiting services and placement support for new graduates.
[Major business entities] Fullcast HR Institute Co., Ltd., Fullcast Marketing Co., Ltd.

Other Business
The Company operates this segment as a value-added business that supplements four other core staffing services businesses.
[Major business entities] Fullcast Finance Co., Ltd., Fullcast Advance Co., Ltd. (Note) and two other equity method affiliates
(Note) Nihon Sogo Security Guard Co., Ltd. changed its trade name to Fullcast Advance Co., Ltd. on October 1, 2006.

A flowchart of business activities is shown below:


Individuals seeking jobs
Clients
Office Business
Registration and work category request
Fullcast HR Institute Co., Ltd.
Contractual clercial workers services
Registration and work category request
Fullcast Marketing Co., Ltd.
Contractual sales workers services
Outsourcing contracts
Spot Business
Registration and work category request
Fullcast Co., Ltd.
Short-term contractual workers services
Outsourcing contracts
Registration and work category request
Apayours Co., Ltd.
And seven other subsidiaries
Short-term contractual workers services
Outsourcing contracts
Factory Business
Registration and work category request
Fullcast Factory Co., Ltd.
Personnel outsourcing services for production line work
Registration and work category request
Fullcast Central Co., Ltd.
Personnel outsourcing services for production line work
(For automobile-related industries)
System development and maintenance
Technology Business
Hired as technical staff
Fullcast Technology Co., Ltd.
Technical / engineer staffing services
Hired as technical staff
Fullcast Central Co., Ltd.
Technical / engineer staffing services
(For automobile-related industries)
Asia Pacific System Research Co., Ltd.
And two other subsidiaries
System development/consulting
Other Business
Fullcast Co., Ltd.
Franchise restaurant and bar management
Fullcast Advance Co., Ltd. (Note 4)
Security business
Benefit services
(Finance and others)
Fullcast Finance Co., Ltd.
Registration and work category request
Fullcast Drive Co., Ltd. (Note 5)
Truck and car drivers staffing services
Net It Works, Inc.
System development/consulting
Fullcast Sports Co., Ltd.
Sports agent services

Notes: 1. Flowchart is current as of March 31, 2007.

2. ——▶ indicates transactions with companies outside the Group and - - -▶ indicates internal transactions, none of which are monetary transactions.

3. [solid box] indicates a consolidated subidiary and [dashed box] indicates a company to which the equity method is applied.

4. Nihon Sogo Security Guard Co., Ltd. was renamed Fullcast Advance Co., Ltd. on October 1, 2006.

5. Fullcast Drive Co., Ltd. became an equity-method affiliated company on October 1, 2006.

Status of affiliated companies

As of March 31, 2007

Company	Location	Capital (mil. yen)	Major business activities	Voting shares (%)	Issues to be noted:
Asia Pacific System Research Co., Ltd.	Toshima-ward, Tokyo	2,400	Technology business	61.2	- Places orders for jobs undertaken mutually with us. - Provides software to us. - Interlocking directorates: 3
Fullcast Technology Co., Ltd.	Shibuya-ward, Tokyo	862	Technology business	68.7	- Places orders for jobs undertaken mutually with us. - Develops and maintains our software. - Subleases part of the office we rent as office use. - Interlocking directorates: 4
Fullcast HR Institute Co., Ltd.	Chiyoda-ward, Tokyo	480	Office Business	100.0	- Places orders for jobs undertaken mutually with us. - Subleases part of the office we rent as office use. - Provides financial support (financing operating capital) - Interlocking directorates: 1
Apayours Co., Ltd.	Oita City, Oita	221	Spot business and others	100.0	- Places orders for jobs undertaken mutually with us. - Subleases part of the office we rent as office use. - Provides financial support (financing operating capital) - Interlocking directorates: 2
Fullcast Factory Co., Ltd.	Shibuya-ward, Tokyo	100	Factory business	100.0	- Places orders for jobs undertaken mutually with us. - Subleases part of the office we rent as office use. - Provides financial support (financing operating capital). - Interlocking directorates: 4
Fullcast Central Co., Ltd.	Shibuya-ward, Tokyo	90	Factory business ----------- Technology business	55.6	- Places orders for jobs undertaken mutually with us. - Subleases part of the office we rent as office use. - Provides financial support (financing operating capital). - Interlocking directorates: 1
Others (12 companies)	—	—	—	—	—
Three equity-method affiliated companies	—	—	—	—	—

Notes: 1) The "Major business activities" category follows the business segment classification.
2) "Interlocking directorates" include our operating officers.
3) For all consolidated subsidiaries and equity-method affiliates, please refer to "Significant Accounting Policies in the Preparation of the Consolidated Financial Statements."

3. Management Policies

The disclosure of fundamental management policies, target management indicators, medium- and long-term management issues, key management issues, and business risks and other information are omitted, since there was no material change to the disclosure of these items made in the Brief Announcement of Consolidated Financial Results for the Fiscal Year Ended September 30, 2006 (published October 31, 2006),

That Brief Announcement is posted on the following websites:

(Homepage of Fullcast Co., Ltd. (Financial Statement Report))

http://www.fullcast.co.jp/pdf/20061031e_01.pdf

(Homepage of Tokyo Stock Exchange (Company Search))

http://www.tse.or.jp/disc/48480/200610310537-2a1f10e0.pdf

4. Manufacturing, Orders Received and Sales

The Group does not have any manufacturing activities and, for the reasons listed below, the Group does not disclose figures for orders received.

1) In the Spot Business, most orders are received one or two days prior to the provision of a service. As a result, there is an extremely short time between the receipt of an order and the posting of the corresponding sales.
2) In the Factory Business and Technology Business, the volume of work performed is frequently revised in accordance with the request of the client company after receipt of an order.

Net Sales (Million yen)

Segment	October 1, 2006 – March 31, 2007	YoY Change (%)
Spot Business	29,827	26.2
Factory Business	10,321	33.1
Technology Business	8,559	11.1
Office Business	5,302	73.0
Other Business	1,546	379.3
Total	55,557	30.8

Notes: 1. The above sales figures do not include consumption taxes.
2. Inter-segment transactions were offset.

5. Consolidated Financial Statements for the First Half

(1) Consolidated Balance Sheet for the First Half

(Thousand yen)

			As of March 31, 2007			As of March 31, 2006			As of September 30, 2006		
Category		Note No.	Amount		%	Amount		%	Amount		%
	Assets										
I	Current assets										
1	Cash and deposits			14,658,979			11,948,119			10,713,392	
2	Trade notes and accounts receivables			12,682,717			11,484,811			12,110,602	
3	Securities			1,500,978			—			1,201,436	
4	Inventories			483,085			236,205			530,687	
5	Other current assets			2,793,231			2,016,445			2,781,246	
	Allowance for doubtful accounts			-117,706			- 127,604			- 114,013	
	Total current assets			32,001,284	73.5		25,557,976	76.9		27,223,350	73.2
II	Fixed assets										
1	Tangible fixed assets										
(1)	Buildings and structures	*1	704,326			697,155			733,329		
	Accumulated depreciation		278,706	425,620		249,258	447,897		277,277	456,052	
(2)	Machinery and vehicles		57,829			79,418			50,677		
	Accumulated depreciation		37,032	20,797		46,227	33,191		35,260	15,417	
(3)	Furniture and fixtures		1,913,584			1,363,927			1,740,444		
	Accumulated depreciation		1,066,434	847,150		756,182	607,745		954,582	785,862	
(4)	Land	*1		606,469			736,632			736,632	
	Total tangible fixed assets			1,900,036	4.4		1,825,465	5.5		1,993,964	5.4
2	Intangible fixed assets										
(1)	Software			1,150,498			1,008,456			1,135,233	
(2)	Consolidation adjustments			—			1,318,132			—	
(3)	Goodwill			2,371,260			—			2,520,972	
(4)	Other			89,821			160,228			53,218	
	Total intangible fixed assets			3,611,580	8.3		2,486,816	7.5		3,709,423	10.0
3	Investment and other assets										
(1)	Investment securities	*2		3,107,432			1,209,459			1,690,519	
(2)	Insurance reserve fund			574,159			527,987			552,554	
(3)	Other			2,575,480			1,852,955			2,247,759	
	Allowance for doubtful accounts			- 258,129			- 240,257			- 237,375	
	Total investment and other assets			5,998,943	13.8		3,350,143	10.1		4,253,457	11.4
	Total fixed assets			11,510,558	26.5		7,662,424	23.1		9,956,843	26.8
	Total assets			43,511,842	100.0		33,220,401	100.0		37,180,194	100.0

(Thousand yen)

Category	Note No.	As of March 31, 2007			As of March 31, 2006			As of September 30, 2006		
		Amount		%	Amount		%	Amount		%
Liabilities										
I Current liabilities										
1 Notes payable and accounts payable trade			**530,304**			396,656			489,063	
2 Short-term borrowings	*1		**6,718,000**			3,196,268			4,648,300	
3 Current portion of long-term debt	*1		**2,740,600**			1,275,048			1,436,528	
4 Accounts payable-other			**3,645,225**			2,662,412			3,162,624	
5 Accrued expenses payable			**2,874,745**			2,028,646			2,436,878	
6 Income taxes payable			**956,237**			893,846			1,091,190	
7 Accrued bonuses			**1,233,316**			964,427			1,063,532	
8 Other current liabilities			**493,447**			444,988			530,336	
Total current liabilities			**19,191,873**	**44.1**		11,862,811	35.7		14,858,451	40.0
II Fixed liabilities										
1 Long-term debt	*1		**8,950,200**			4,534,416			4,517,292	
2 Allowance for employee retirement benefits			**523,472**			367,221			461,905	
3 Other fixed liabilities			**20,109**			162,048			64,947	
Total fixed liabilities			**9,493,781**	**21.8**		5,063,685	15.3		5,044,144	13.5
Total liabilities			**28,685,654**	**65.9**		16,926,496	51.0		19,902,595	53.5

(Thousand yen)

Category	Note No	As of March 31, 2007 Amount		%	As of March 31, 2006 Amount		%	As of September 30, 2006 Amount		%
Minority interests										
Minority interests			—	—		2,624,245	7.9		—	—
Shareholders' equity										
I Common stock			—	—		3,464,100	10.4		—	—
II Capital surplus			—	—		3,073,807	9.2		—	—
III Retained surplus			—	—		7,038,304	21.2		—	—
IV Net unrealized holding gains on securities			—	—		265,299	0.8		—	—
V Treasury stock			—	—		- 171,850	- 0.5		—	—
Total shareholder's equity			—	—		13,669,660	41.1		—	—
Total liabilities, minority interests and shareholders' equity			—	—		33,220,401	100.0		—	—
Net assets										
I Owners' equity										
1. Common stock			3,464,100	8.0		—			3,464,100	9.3
2. Capital surplus			3,102,824	7.1		—			3,100,025	8.3
3. Retained surplus			8,670,125	19.9		—			7,992,097	21.5
4. Treasury stock			- 3,359,504	- 7.7		—			- 163,172	- 0.4
Total owners' equity			11,877,545	27.3		—	—		14,393,050	38.7
II Valuation and translation adjustments:										
1. Net unrealized holding gains on securities			36,222			—			67,340	
Total Valuation and translation adjustments			36,222	0.1		—	—		67,340	0.2
III Minority interests			2,912,421	6.7		—	—		2,817,208	7.6
Total net assets			14,826,189	34.1		—	—		17,277,598	46.5
Liabilities and net assets			43,511,842	100.0		—	—		37,180,194	100.0

(2) Consolidated Profit and Loss Statement for the First Half

(Thousand yen)

			October 1, 2006 to March 31, 2007			October 1, 2005 to March 31, 2006			October 1, 2005 to September 30, 2006		
	Category	Note No.	Amount		%	Amount		%	Amount		%
I	Net sales			55,556,694	100.0		42,480,630	100.0		90,163,256	100.0
II	Cost of sales			40,399,733	72.7		30,622,280	72.1		64,947,276	72.0
	Gross profit			15,156,961	27.3		11,858,350	27.9		25,215,980	28.0
III	Selling, general and administrative expenses	*1		12,707,961	22.9		9,771,605	23.0		20,500,565	22.8
	Operating income			2,449,000	4.4		2,086,745	4.9		4,715,414	5.2
IV	Non-operating income										
1	Interest income		7,452			394			2,718		
2	Rental income		9,130			6,679			19,067		
3	Equity in earnings of affiliates		3,379			37,208			35,765		
4	Other		79,084	99,046	0.2	58,023	102,304	0.3	85,915	143,465	0.1
V	Non-operating expenses										
1	Interest expense		68,804			23,749			64,288		
2	Expenses related to listing on Stock Exchange		—			22,519			22,519		
3	New stock issue expenses		—			18,936			—		
4	Stock issue expenses		266			—			24,571		
5	Business commence expense		10,669			47,567			47,567		
6	Other		105,548	185,286	0.3	56,246	169,016	0.4	150,022	308,968	0.3
	Ordinary income			2,362,759	4.3		2,020,033	4.8		4,549,911	5.0
VI	Extraordinary income										
1	Gain on sale of investment securities		—			16,464			16,530		
2	Gain on sale of affiliate stocks		—			9,239			9,239		
3	Reversal of allowances for doubtful accounts		16,767			10,507			23,036		
4	Gain on change in share-holding ratio	*2	—	16,767	0.0	422,790	459,000	1.1	398,400	447,206	0.5
VII	Extraordinary loss										
1	Loss on sales of fixed assets	*3	109,968			133			133		
2	Loss on disposal of fixed assets	*4	30,217			19,602			39,621		
3	Loss on sale of affiliate stocks		—			—			16,948		
4	Penalty	*5	—			17,000			17,000		
5	Loss on disposal of lease deposits		—			29,415			31,268		
6	Allowance for officers' retirement benefits	*6	—			140,000			165,000		
7	Loss on change of share-holding ratio	*7	4,722			—			26,133		
8	Loss on liquidation of affiliates		27,415			—			—		
9	Settlement	*8	21,879			—			—		
10	Loss on impairment of fixed assets	*9	88,000	282,201	0.5	—	206,150	0.5	—	296,103	0.3
	Income before income taxes and minority interests			2,097,325	3.8		2,272,883	5.4		4,701,015	5.2
	Corporate, residential and enterprise taxes		905,531			821,802			1,906,724		
	Corporate tax adjustment		- 51,004	854,527	1.5	- 105,968	715,834	1.7	- 345,644	1,561,081	1.7
	Minority interests (or loss)			136,908	0.3		49,614	0.2		197,593	0.2
	Net income			1,105,889	2.0		1,507,435	3.5		2,942,341	3.3

(3) Consolidated Retained Surplus Statement for the First Half

(Thousand yen)

Category	Note No.	October 1, 2005 to March 31, 2006 Amount	
Capital surplus			
I Capital surplus at beginning of period			3,018,338
II Increase in capital surplus			
1 Gain from disposal of treasury stock		55,469	55,469
III Capital surplus at end of period			3,073,807
Retained surplus			
I Retained surplus at beginning of period			5,804,181
II Increase in retained surplus			
1 Net income		1,507,435	1,507,435
III Decrease in retained surplus			
1 Dividends paid		273,312	273,312
IV Retained surplus at end of period			7,038,304

(4) Consolidated Statements of Shareholders' Equity

First half of the current consolidated fiscal year (October 1, 2006 – March 31, 2007)

	Owners' equity					Valuation and Translation Adjustments			
	Common stock	Capital surplus	Retained surplus	Treasury stock	Total owners' equity	Net unrealized holding gains on securities	Valuation and translation adjustments	Minority interests	Total net assets
Balance September 30, 2006 (Thousand yen)	3,464,100	3,100,025	7,992,097	-163,172	14,393,050	67,340	67,340	2,817,208	17,277,598
Net increase/decrease during the current fiscal year									
Cash dividends	—	—	- 410,534	—	- 410,534	—	—	—	- 410,534
Decrease due to exemption from equity-method	—	—	- 17,327	—	- 17,327	—	—	—	- 17,327
Net income	—	—	1,105,889	—	1,105,889	—	—	—	1,105,889
Purchase of company shares	—	—	—	- 3,203,339	- 3,203,339	—	—	—	- 3,203,339
Disposal of treasury stock	—	2,798	—	7,007	9,806	—	—	—	9,806
Net increase/ decrease during the current fiscal year except in owners' equity	—	—	—	—	—	- 31,118	- 31,118	95,213	64,095
Total of increase/ decrease during the current fiscal year (Thousand yen)	—	2,798	678,029	- 3,196,332	- 2,515,505	- 31,118	- 31,118	95,213	- 2,451,410
Balance March 31, 2007 (Thousand yen)	3,464,100	3,102,824	8,670,125	- 3,359,504	11,877,545	36,222	36,222	2,912,421	14,826,189

Fiscal year ended September 2006 (October 1, 2005 to September 30, 2006)

	Owners' equity					Valuation and Translation Adjustments			
	Common stock	Capital surplus	Retained surplus	Treasury stock	Total owners' equity	Net unrealized holding gains on securities	Valuation and translation adjustments	Minority interests	Total net assets
Balance September 30, 2005 (Thousand yen)	3,464,100	3,018,338	5,804,181	- 190,212	12,096,408	280,812	280,812	501,027	12,878,247
Net increase/decrease during the current fiscal year									
Cash dividends	—	—	- 683,664	—	- 683,664	—	—	—	- 683,664
Decrease due to newly consolidated subsidiaries	—	—	- 28,546	—	- 28,546	—	—	—	- 28,546
Decrease due to exemption from equity-method	—	—	- 42,215	—	-42,215	—	—	—	- 42,215
Net income	—	—	2,942,341	—	2,942,341	—	—	—	2,942,341
Disposal of treasury stock	—	81,687	—	27,040	108,727	—	—	—	108,727
Net increase/ decrease during the current fiscal year except in owners' equity	—	—	—	—	—	- 213,472	-213,472	2,316,182	2,102,709
Total of increase/decrease during the current fiscal year (Thousand yen)	—	81,687	2,187,916	27,040	2,296,642	- 213,472	-213,472	2,316,182	4,399,352
Balance September 30, 2006 (Thousand yen)	3,464,100	3,100,025	7,992,097	- 163,172	14,393,050	67,340	67,340	2,817,208	17,277,598

(5) Consolidated Cash Flows Statement for the First Half

(Thousand yen)

			October 1, 2006 to March 31, 2007	October 1, 2005 to March 31, 2006	October 1, 2005 to September 30, 2006
Category		Note No	Amount	Amount	Amount
I	Cash flows from operating activities				
1	Income before income taxes and minority interests		2,097,325	2,272,883	4,701,015
2	Depreciation and amortization		385,640	308,011	710,326
3	Increase in allowance for doubtful accounts		24,446	77,304	42,820
4	Increase (decrease) in allowance for bonuses		169,784	76,714	119,517
5	Increase in allowance for employee retirement benefits		63,286	27,205	57,677
6	Interest and dividend income		- 14,992	- 7,654	- 11,930
7	Interest expenses		68,804	23,749	64,288
8	Loss on sales of fixed assets		109,968	133	133
9	Loss on disposal of fixed assets		30,217	19,602	39,621
10	Credit losses		3,590	4,248	6,692
11	Gain on sale of investment securities		—	- 16,464	- 16,530
12	Gain on sale of affiliate stocks		—	- 9,239	- 9,239
13	Loss on sale of affiliate stocks		—	—	16,948
14	New stock issue expenses		—	18,936	—
15	Stock issue expenses		266	—	24,571
16	Amortization of goodwill		—	6,743	—
17	Amortization of consolidated adjustment accounts		—	44,697	—
18	Amortization of goodwill		76,388	—	127,750
19	Equity in earnings of affiliates		- 3,379	- 37,208	- 35,765
20	Gain on change in share-holding ratio		—	- 422,790	- 398,400
21	Loss on change of share-holding ratio		4,722	—	26,133
22	Loss on impairment of fixed assets		88,000	—	—
23	Increase in trade receivable		- 597,339	- 2,108,545	- 2,297,680
24	Increase (decrease) in inventories		47,602	239,918	- 44,893
25	Increase (decrease) in trade payable		462,066	972,467	914,447
26	Increase in accrued expenses payable		426,877	—	437,427
27	Increase in insurance reserve fund		- 21,604	- 27,524	- 46,555
28	Decrease in accrued income		—	—	1,069,238
29	Other		- 316,824	90,901	- 566,587
	Subtotal		3,104,843	1,554,088	4,931,026
30	Interest and dividend received		14,999	7,649	11,499
31	Interest paid		- 57,451	- 22,869	- 64,217
32	Income taxes paid		- 973,106	- 1,349,837	- 2,311,000
	Net cash provided by (used in) operating activities		2,089,284	189,032	2,567,308

			October 1, 2006 to March 31, 2007	October 1, 2005 to March 31, 2006	October 1, 2005 to September 30, 2006
Category		Note No	Amount	Amount	Amount
II	Cash flows from investing activities				
1	Purchase of time deposits		- 101,300	- 6,001	- 7,603
2	Proceeds from refund of time deposits		1,750	—	77,227
3	Purchase of tangible fixed assets		- 312,000	- 204,162	- 603,462
4	Proceeds from sales of tangible fixed assets		49,345	306	13,242
5	Purchase of intangible fixed assets		- 266,237	- 333,848	- 529,468
6	Purchase of acquisition of investment securities		- 1,441,625	- 247	- 948,500
7	Proceeds from sales of investment securities		—	31,944	38,021
8	Proceeds from collection on equity in investment securities		—	13,383	28,766
9	Advanced for loans receivable		- 10,815	- 32,299	- 86,329
10	Collection on loans receivable		24,403	57,644	88,320
11	Payment for the acquisition of shares in subsidiary		- 40,250	- 15,000	- 15,000
12	Proceeds from the sales of the shares of newly consolidated subsidiaries subject to change in scope of consolidation (minus means payments)	*3	—	- 1,902	- 36,802
13	Payments for the acquisition of the shares of newly consolidated subsidiaries subject to change in scope of consolidation	*2	—	131,971	- 1,596,665
14	Other		- 610	32,439	30,179
	Net cash provided by (used in) investing activities		- 2,097,339	- 325,772	- 3,548,075
III	Cash flows from financing activities				
1	Increase (decrease) in short-term borrowings		2,069,700	134,600	1,611,630
2	Proceeds from long-term debt		6,500,000	6,000,000	6,800,000
3	Repayments of long-term debt		- 763,020	- 448,824	- 1,667,832
4	Payments of redemption of corporate bonds		—	- 300,000	- 300,000
5	Proceeds from disposal of treasury stocks (exercise of stock option rights)		9,806	73,830	108,727
6	Expenditure incurred by acquisition of own stocks		- 3,203,339	—	—
7	Proceeds from payment by minority shareholders		10,300	775,152	909,165
8	Payments of dividends		- 409,619	- 272,224	- 682,417
9	Payments of dividends to minority shareholders		- 59,621	- 8,000	- 40,923
10	Other		- 646	- 13,386	- 19,402
	Net cash provided by (used in) financing activities		4,153,561	5,941,148	6,718,948
IV	Exchange gain/loss on cash and cash equivalents		72	- 84	- 235
V	Net increase (decrease) in cash and cash equivalents		4,145,578	5,804,324	5,737,945
VI	Cash and cash equivalents at beginning of period		11,906,175	6,096,592	6,096,592
VII	Net increase in cash and cash equivalents due to newly consolidated subsidiaries		—	—	71,637
VIII	Cash and cash equivalents at end of period	*1	16,051,753	11,900,916	11,906,175

Significant Accounting Policies in the Preparation of the First Half Financial Statements

1. Matters concerning the scope of consolidation

Consolidated subsidiaries: 18	Fullcast Technology Co., Ltd.	Top Spot Co., Ltd.
	Fullcast Factory Co., Ltd.	Oneday Job Style Co., Ltd.
	Fullcast Central Co., Ltd.	Fullcast Acvance Co., Ltd.
	Apayours Co., Ltd.	Nisso Co., Ltd.
	Fullcast Finance Co., Ltd.	Solution Development Co., Ltd.
	Amusecast Co., Ltd.	Fullcast Marketing Co., Ltd.
	Asia Pacific System Research Co., Ltd.	Toa System Co., Ltd.
	Fullcast HR Institute Co., Ltd.	Fullcast Stylish Work Co., Ltd.
	Casting Bank Co., Ltd.	Job Choice Tokai Co., Ltd.

(Notes) 1. Fullcast Acvance Co., Ltd. changed its name to Nihon Sogo Security Guard Co., Ltd. on October 1, 2006.

2. Job Choice Tokai Co., Ltd. was established on October 18, 2006 and included in the scope of consolidation.

3. Neo Partners Co., Ltd. was dissolved with the resolution of an extraordinary general meeting of shareholders held on November 30, 2006 and liquidated on March 30, 2007.

4. Fullcast Co., Ltd. absorbed Fullcast Growing School Co., Ltd., a consolidated subsidiary, on January 1, 2007.

5. Fullcast HR Institute Co., Ltd. absorbed Best Staff Co., Ltd., a consolidated subsidiary of Fullcast Co., Ltd., on January 1, 2007.

6. Fullcast Advance Co., Ltd. absorbed Niscom Co., Ltd., a consolidated subsidiary of Fullcast Co., Ltd., on January 1, 2007.

Unconsolidated subsidiary: 1	FATS Co., Ltd.

(Note) The unconsolidated subsidiary is excluded from the scope of consolidation because its influence on the Company's net assets, net sales, net income and loss, and retained earnings is minor and does not have overall significance.

2. Matters concerning the application of the equity method

(1) Name and other information about principal affiliates to which the equity method applies and unconsolidated subsidiaries and affiliates to which the equity method does not apply

Affiliate accounted for by the equity method: 3	Fullcast Sports Co., Ltd.
	Fullcast Drive Co., Ltd.
	Net It Works, Inc.
Affiliate not accounted for by the equity method: 2	ICS Research, Inc.
	Info-P Co., Ltd.
Unconsolidated subsidiary not accounted for by the equity method: 1	FATS Co., Ltd.

(Note) 1. Fullcast Drive Co., Ltd. was a non-equity method affiliate until the previous fiscal year, as its impact on the net profit and loss and retained earnings, etc. of the Company was minimal. As its relative importance has increased, however, it has been an equity method affiliate since the first half of the current fiscal year.

2. Those affiliates and unconsolidated subsidiary that are not accounted for by the equity method are excluded from the scope of the equity method because their influence on the Company's net income and loss and retained earnings is minor and does not have overall significance.

(2) Matters for which the special note on procedures for the application of the equity method is regarded as necessary

or the preparation of consolidated interim financial statements of those affiliates that are accounted for by the equity method but have different interim closing dates from the Company's, financial statements that were prepared based on a provisional settlement of account conducted on the consolidated interim closing date are used.

3. Matters concerning the fiscal year settlement date, etc. of consolidated subsidiaries

The fiscal year settlement dates of the consolidated subsidiaries are the same as the settlement date of the Company.

4. Matters concerning significant accounting policies

(1) Valuation criteria and methods for principal assets

(i) Securities

Other securities

Securities with market quotations

Other securities that have market value are carried at fair value on the first half settlement date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.)

Securities without market quotations

Securities without market quotations are stated at cost, with cost being determined by the weighted-average method.

Capital injection in investment limited partnerships and other similar associations (those deemed as securities according to Article 2, Paragraph 2 of the Securities and Exchange Law) is evaluated using the net equity on the most recent statement of accounts available on the date of settlement report stipulated in the partnership agreement.

(ii) Derivatives

Market value method

(iii) Inventories

a. Goods, raw materials and supplies: They are stated at cost determined primarily by the first-in-first-out method.

b. Work in process and products: They are stated at cost, with cost being determined by the specific identification method.

(2) Depreciation method for major depreciable assets

(i) Tangible fixed assets

Declining-balance method

Depreciation on buildings (excluding furniture and fixtures) acquired on or after April 1, 1998 is computed using the straight-line method.

The useful life of principal assets is as follows:

Buildings and structures:	3-56 years
Machinery and vehicles:	2-10 years
Furniture and fixtures:	2-20 years

(ii) Intangible fixed assets

Straight-line method

The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method.

As for software intended for commercial use, whichever larger amount is given, mainly amortized value based upon estimated sales over an expected effective life of 3 years, or equated amortized value based upon the remaining marketable life.

(3) Deferred assets

Shares delivery expenses and preopening expenses

The entire amount is expensed at the time of payment.

(Reclassification)

The Practical Issues Task Force (PITF) No. 19 Tentative Solution on Accounting for Deferred Assets of the Accounting Standards Board of Japan (ASBJ) announced on August 11, 2006 is applied from the first half of the current consolidated accounting period. As a result, "new stock issue expenses," which was posted in non-operating expenses in the first half of the previous consolidated accounting period, has been reclassified as "stock issue expenses" in the first half of the current consolidated accounting period.

(4) Recognition of significant allowances

(i) Allowance for doubtful accounts

To prepare for credit losses on accounts receivable and loans receivable etc., allowances equal to the estimated amount of uncollectible receivables are provided for general receivables based on the historical write-off ratio, and bad receivables based on case-by-case determination of collectibility.

(ii) Accrued bonuses

As a means of providing for bonus obligations, the Company designates in the reserve account an amount accrued for the first half among the estimated amount for the fiscal year.

(iii) Allowance for employee retirement benefits

To provide for accrued employees' retirement benefits, the Company and part of its consolidated affiliates provide an allowance in the amount deemed to have accrued at the end of the first half mainly based on projected benefit obligations and pension assets at the end of the fiscal year. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.

(5) Translation of significant foreign currency-denominated assets and liabilities

Foreign currency-denominated monetary assets and liabilities are translated into yen at the exchange rate in effect on the

first half settlement date. Translation gain or loss is accounted as profit or loss.

(6) Accounting for leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to that applicable to ordinary operating leases.

(7) Accounting for major hedges

(i) Hedge accounting method

The company applies the deferred accounting method. Interest rate swap transactions that qualify for special treatment under Note 14 of the "Opinion Concerning Establishment of Accounting Standards for Financial Instruments" are accounted for by the short-cut method.

(ii) Hedge method and hedged transaction

a. Hedge method: Interest rate swap

b. Hedged transaction: Interests on borrowings

(iii) Hedging policy

The Company uses hedge transactions to reduce interest rate risk. The responsible division executes all the derivative transactions the company enters into. Internal audit executive checks the procedures and ascertains the adequacy of individual derivative transactions.

(iv) Evaluation of hedge effectiveness

Interest rate swap transactions

In principle, the Company assesses the effectiveness of individual hedge transactions at the end of the consolidated fiscal year (including interim periods). The Company does not assess the effectiveness of a hedge transaction if there is a high correlation (principal, interest rate, period etc.) and high degree of effectiveness between the hedge method and the hedged transaction.

(8) Other significant accounting policies in the preparation of consolidated fiscal year financial statements

All amounts stated are exclusive of national consumption tax and local consumption tax.

5. Scope of cash and cash equivalents on fiscal year consolidated cash flows statements

For the purpose of fiscal year consolidated cash flows statements, cash and cash equivalents consists of vault cash, deposits that can be withdrawn on demand, and short-term investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of change in value.

Changes in Significant Accounting Policies in the Preparation of the First Half Financial Statements

1. Accounting standards for business combinations and business divestitures

We apply the Accounting Standards for Business Combinations (Business Accounting Council, October 31, 2005), the Accounting Standards for Business Divestitures (Accounting Standards Board Statement No. 7, December 27, 2005) and the Guide on Accounting Standards for Business Combinations and Accounting Standards for Business Divestitures (Accounting Standards Board Guidance No. 10, December 27, 2005) from the first half of the current fiscal year.
Changes to the presentation of the consolidated interim financial statements following the revision of the Regulations Concerning the Terminology, Forms, and Preparation Methods of Interim Financial Statements are as follows:

Consolidated interim balance sheet

"Consolidation adjustments" is posted as "goodwill" in the first half of the current consolidated accounting period.

Consolidated interim profit and loss statement

"Amortization of consolidated adjustment accounts" is presented as "amortization of goodwill" in the first half of the current consolidated accounting period.

Consolidated interim cash flow statement

"Amortization of consolidated adjustment accounts" and "amortization of goodwill" are recorded as "amortization of goodwill" in the first half of the current consolidated accounting period.

2. Presentation of Net Assets on the balance sheet, etc.

The "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 on December 9, 2005 by Accounting Standards Board of Japan) and the "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No. 8 on December 9, 2005 by Accounting Standards Board of Japan) were applied from this accounting term. The application of these accounting policies does not affect the profit and loss of the Company.
The amount corresponding to the total amount in "Shareholders' Equity" is 14,460,390 thousand yen.
Due to the amendment of the consolidated financial statements regulations, "Net Assets" on the consolidated balance sheet are prepared from this accounting term in accordance with the amended consolidated financial statements regulations.

Reclassification

The "increase in accrued expenses payable" that was included in "other" in cash flows from operating activities in the first half of the previous consolidated accounting period is separately posted in the first half of the current consolidated accounting period, because its importance in monetary terms has increased. The amount of "increase in accrued expenses payable" in the first half of the previous consolidated accounting period was 203.459 million yen.

Explanatory Notes

Notes on consolidated balance sheet for the first half

(Thousand yen)

As of March 31, 2007	As of March 31, 2006	As of September 30, 2006
*1. ————	*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings and structures 162,988 Land 56,180 Total 219,168 Liabilities corresponding to assets pledged as collateral: Short-term borrowings 500,000 Long-term debt 1,421,604 [Current portion of long-term debt] [310,008] Total 1,921,604	*1. ————
*2. ————	*2. ————	*2. Non-consolidated subsidiary and affiliate stock includes the following: Investment securities 776,491
3. Our consolidated subsidiary Fullcast Finance Co., Ltd. offers cashing services incidental to credit card loan and credit card operations, and others. Unexecuted lending outstanding involved in loan commitment under these operations is as follows: Loan commitment 1,270,470 Lending 1,038,487 Balance 231,983	3. Our consolidated subsidiary Fullcast Finance Co., Ltd. offers cashing services incidental to credit card loan and credit card operations, and others. Unexecuted lending outstanding involved in loan commitment under these operations is as follows: Loan commitment 1,120,060 Lending 889,341 Balance 230,719	3. Our consolidated subsidiary Fullcast Finance Co., Ltd. offers cashing services incidental to credit card loan and credit card operations, and others. Unexecuted lending outstanding involved in loan commitment under these operations is as follows: Loan commitment 1,814,340 Lending 951,142 Balance 863,198
4. The Company and three of its consolidated subsidiaries signed an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of the consolidated first half is as follows: Limit of overdraft account 15,478,750 Borrowing 6,696,000 Balance 8,782,750	4. The Company and two of its consolidated subsidiaries signed an agreement for overdraft with 10 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of the consolidated first half is as follows: Limit of overdraft account 12,550,000 Borrowing 3,049,468 Balance 9,500,532	4. The Company and three of its consolidated subsidiariessigned an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows: Limit of overdraft account 14,518,750 Borrowing 4,523,200 Balance 9,995,550

Notes on consolidated profit and loss statement for the first half

(Thousand yen)

October 1, 2006– March. 31, 2007		October 1, 2005– March. 31, 2006		October 1, 2005– September 30, 2006	
*1. Significant components of selling, general and administrative expenses		*1. Significant components of selling, general and administrative expenses		*1. Significant components of selling, general and administrative expenses	
Salaries and wages	3,140,739	Salaries and wages	2,410,000	Salaries and wages	5,599,086
Miscellaneous wages	1,977,071	Miscellaneous wages	1,361,272	Miscellaneous wages	3,005,159
Legal welfare	594,954	Legal welfare	404,950	Legal welfare	900,596
Provision of accrued bonuses	549,095	Provision of accrued bonuses	421,082	Provision of accrued bonuses	473,305
Retirement benefit expenses	123,787	Retirement benefit expenses	76,157	Retirement benefit expenses	199,728
Communications expenses	544,205	Communications expenses	392,396	Communications expenses	897,766
Advertisement and sales promotion	261,826	Advertisement and sales promotion	389,002	Advertisement and sales promotion	621,123
Travel and transportation	576,495	Travel and transportation	400,886	Travel and transportation	862,445
Rents	1,132,405	Rents	844,469	Rents	1,838,668
Depreciation and amortization	308,464	Depreciation and amortization	260,301	Depreciation and amortization	620,312
Recruitment expense	1,249,909	Recruitment expense	1,016,458	Recruitment expense	1,875,064
Provision of allowance for doubtful accounts	59,557	Provision of allowance for doubtful accounts	71,392	Provision of allowance for doubtful accounts	82,736
Amortization of goodwill	68,274	Amortization of consolidated adjustment accounts	44,697	Amortization of goodwill	93,117
*2. ――――――		*2. The gain on the change in equity resulted from the public stock offering at a consolidated subsidiary, Fullcast Technology Co., Ltd.		*2. The gain on the change in equity resulted from the public stock offering and the exercise of stock options at a consolidated subsidiary, Fullcast Technology Co., Ltd.	
*3. Significant components of loss on sales of fixed assets		*3. Significant components of loss on sales of fixed assets		*3. Significant components of loss on sales of fixed assets	
Land	109,968	Furniture and fixtures	133	Furniture and fixtures	133
*4. Significant components of loss on disposal of fixed assets		*4. Significant components of loss on disposal of fixed assets		*4. Significant components of loss on disposal of fixed assets	
Buildings and structures	7,309	Machinery and vehicles	407	Buildings and structures	73
Machinery and vehicles	190	Furniture and fixtures	2,420	Machinery and vehicles	984
Furniture and fixtures	22,695	Software	16,776	Furniture and fixtures	3,105
Software	25	Total	19,602	Software	35,459
Total	30,217			Total	39,621
*5. ――――――		*5. Penalty on a change in the contract period of management consignment contract.		*5. Penalty on a change in the contract period of management consignment contract.	
*6. ――――――		*6. Officers' retirement benefits are mainly in connection with the payment of retirement benefits to the founder of a consolidated subsidiary, Asia Pacific System Research Co., Ltd., as resolved at an ordinary meeting of shareholders of the subsidiary held on Jun 29, 2005.		*6. Officers' retirement benefits are mainly in connection with the payment of retirement benefits to the founder of a consolidated subsidiary, Asia Pacific System Research Co., Ltd., as resolved at an ordinary meeting of shareholders of the subsidiary held on Jun 29, 2005.	
*7. Loss on change in equity resulted from the exercise of stock options at a consolidated subsidiary, Fullcast Technology Co., Ltd.		*7. ――――――		*7. Loss on change in equity resulted from the exercise of stock options at a consolidated subsidiary, Asia Pacific System Research Co., Ltd.	

(Thousand yen)

October 1, 2006– March. 31, 2007	October 1, 2005– March. 31, 2006	October 1, 2005– September 30, 2006
*8. A settlement was posted because the Company's subsidiary Asia Pacific System Research Co., Ltd. recorded the settlement amount and other expenses likely to be incurred following conciliation or a decision handed down by the Tokyo District Court. *9. The details of the impairment loss are as follows. (1) Main assets for which an impairment loss was recognized Use: Business know-how / Type: Goodwill / Place: Shibuya-ku. Tokyo (2) Background to the recognition of the impairment loss An impairment loss was recognized because the future use of the business know-how above was no longer anticipated in light of the business policies of Fullcast. (3) Amount of impairment loss Goodwill 88,000 (4) Grouping method of assets To apply accounting for the impairment of fixed assets, the Group classified assets in accordance with the classification of business segments. (5) Calculation of collectible amount The Group uses the value for the calculation of the collectible amount and adopts a zero value given estimations of future cash flow.	*8. ――――――	*8. ――――――

Notes on consolidated statement of changes in net assets

First half of the current consolidated fiscal year (October 1, 2006 - March. 31, 2007)

1. Matters concerning the type and the number of shares issued and treasury stock

	Number of shares at the end of the previous fiscal year	Increase in the number of shares during this interim term	Decrease in the number of shares during this interim term	Number of shares at the end of this interim term
Shares issued Common stock (shares)	275,964	—	—	275,964
Total	275,964	—	—	275.964
Treasury stock Common stock (shares)	2,275	(Note 1) 11,336	(Note 2) 34	13,577
Total	2,275	11,336	34	13,577

(Note) 1. The reason for the increase in treasury stock is as follows:

Acquisition of the Company shares based on a resolution of the Board of Directors 11,336 shares

2. The cause for the decrease in treasury stock is as follows.

Disposal of treasury stock associated with the exercise of stock option rights 34 shares

2. Matters concerning stock acquisition rights

There are no relevant matters.

3. Matters concerning dividend

(1) Dividend payments

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary meeting of shareholders on December 21, 2006	Common stock	410,534 thousand yen	1,500 yen	September 30, 2006	December 22, 2006

Previous consolidated fiscal year (October 1, 2005 – September 30, 2006)

1. Matters concerning the type and the number of shares issued and treasury stock

	Number of shares at the end of the previous fiscal year	Increase in the number of shares during the current fiscal year	Decrease in the number of shares during the current fiscal year	Number of shares at the end of the current fiscal year
Shares issued Common stock (shares)	275,964	–	–	275,964
Total	275,964	–	–	275,964
Treasury stock Common stock (shares)	2,652	–	(Note) 377	2,275
Total	2,652	–	377	2,275

(Note) The cause for the decrease in treasury stock is as follows.

Disposal of treasury stock associated with the exercise of stock option rights 377 shares

2. Matters concerning stock acquisition rights

There are no relevant matters.

3. Matters concerning dividend

(1) Dividend payments

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary meeting of shareholders on December 21, 2005	Common stock	273,312 thousand yen	1,000 yen	September 30, 2005	December 22, 2005
Board of directors' meeting on May 8, 2006	Common stock	410,352 thousand yen	1,500 yen	March 31, 2006	June 6, 2006

(2) Of dividends the record date of which belongs to the current fiscal year, those the effective date of which falls in or after the next fiscal year

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
To be approved at a meeting of shareholders on December 21, 2006	Common stock	410,534 thousand yen	1,500 yen	September 30, 2006	December 22, 2006

Notes on consolidated cash flows statement for the first half

(Thousand yen)

October 1, 2006– March. 31, 2007	October 1, 2005– March. 31, 2006	October 1, 2005– September 30, 2006
*1. Reconciliation of the first half consolidated balance sheet items to cash and cash equivalents in the first quarter consolidated cash flows statements Cash and deposits 14.658.979 Fixed deposits with original maturities of over 3 months -108,204 Investment trusts included in securities account 301.527 Commercial paper 999.082 Money market funds 200.369 Cash and cash equivalents 16.051,753 *2. ————	*1. Reconciliation of the first half consolidated balance sheet items to cash and cash equivalents in the first quarter consolidated cash flows statements Cash and deposits 11,948,119 Fixed deposits with original maturities of over 3 months - 47.203 Cash and cash equivalents 11,900,916 *2. Major breakdown of assets and liabilities of a newly consolidated subsidiary The following shows a breakdown of assets and liabilities at the start of consolidation of newly established and consolidated Asia Pacific System Research Co., Ltd. through stock acquisition and the relation with net expenditure for acquisition of the stock. Current assets 5,509,986 Fixed assets 585,957 Consolidation adjustments 1,351,930 Current liabilities 1,058,864 Fixed liabilities 353,053 Minority interest 1,752,762 Acquisition price of the company's shares 4,283,194 Cash and cash equivalents held by the company -4,415,164 Net expenditure for acquisition of the company (minus indicates proceeds) -131,971	*1. Reconciliation of consolidated balance sheet items to cash and cash equivalents in fiscal year consolidated cash flows statements Cash and deposits 10,713,392 Fixed deposits with original maturities of over 3 months - 8,654 Investment trusts included in securities account 501,610 Commercial paper 499,721 oney market funds 200.106 Cash and cash equivalents 11,906,175 *2. Major breakdown of assets and liabilities of a newly consolidated subsidiary The following shows a breakdown of assets and liabilities at the start of consolidation of Asia Pacific System Research Co., Ltd. through stock acquisition and the relation with net expenditure for acquisition of the company. Current assets 5,509,986 Fixed assets 585,957 Goodwill 1,351,930 Current liabilities 1,058,864 Fixed liabilities 353,053 Minority interest 1,752,762 Acquisition price of the company's shares 4,283,194 Cash and cash equivalents held by the company 4,415,164 Net expenditure for acquisition of the company (minus indicates proceeds) - 131,971

October 1, 2006– March. 31, 2007	October 1, 2005– March. 31, 2006	October 1, 2005– September 30, 2006
		The following shows a breakdown of assets and liabilities at the start of consolidation of Nihon Sogo Security Guard Co., Ltd., Niscom, Inc. and Nisso Co., Ltd. through stock acquisition and the relation with net expenditure for acquisition of the company. Current assets 839,968 Fixed assets 92,845 Goodwill 215,543 Current liabilities 332,004 Fixed liabilities 120,732 Acquisition price of the companies' shares 695,621 Cash and cash equivalents held by the companies - 99,844 Net expenditure for acquisition of the companies 595,777 The following shows a breakdown of assets and liabilities at the start of consolidation of Solution Development Co., Ltd. through stock acquisition and the relation with net expenditure for the acquisition of the company. Current assets 75,650 Fixed assets 6,599 Goodwill 31,435 Current liabilities 11,164 Fixed liabilities 44,743 Minority interest 2,462 Acquisition price of the company's shares 55,315 Cash and cash equivalents held by the company - 50,150 Net expenditure for acquisition of the company 5,165 The following shows a breakdown of assets and liabilities at the start of consolidation of Fullcast Marketing Co., Ltd. through stock acquisition and the relation with net expenditure for the acquisition of the company. Current assets 337,052 Fixed assets 156,040 Goodwill 797,439 Current liabilities 287,938 Acquisition price of the company's shares 1,002,593 Cash and cash equivalents held by the company - 15,813 Net expenditure for acquisition of the company 986,780

October 1, 2006– March. 31, 2007	October 1, 2005– March. 31, 2006	October 1, 2005– September 30, 2006
		The following shows a breakdown of assets and liabilities at the start of consolidation of Toa System Co., Ltd. through stock acquisition and the relation with net expenditure for the acquisition of the company. Current assets 96,651 Fixed assets 156,204 Goodwill 180,859 Current liabilities 22,266 Fixed liabilities 367,223 Minority interest - 106,376 Acquisition price of the company's shares 150,600 Cash and cash equivalents held by the company - 9,686 Net expenditure for acquisition of the company 140,914
*3. ———————	*3. Major breakdown of assets and liabilities of a company that became non-consolidated through the sale of stock The following shows a breakdown of assets and liabilities at the time of exclusion of Fullcast Telemarketing Co., Ltd. from the scope of consolidation through the sale of stock and the relation with net proceeds from the sale of the company Current assets 137,861 Fixed assets 39,350 Current liabilities 105,328 Minority interest 35,223 Gain on sale of stock in affiliate 9,239 Sales price of the company's stock 45,900 Cash and cash equivalents held by the company - 47,802 Net proceeds from sale of the company's stock (minus indicates expenditures) - 1,902	*3. Major breakdown of assets and liabilities of a company that became non-consolidated through the sale of stock The following shows a breakdown of assets and liabilities at the time of exclusion of Fullcast Telemarketing Co., Ltd. from the scope of consolidation through the sale of stock and the relation with net proceeds from the sale of the company Current assets 137,861 Fixed assets 39,350 Current liabilities 105,328 Minority interest 35,223 Gain on sale of stock in affiliate 9,239 Sales price of the company's stock 45,900 Cash and cash equivalents held by the company - 47,802 Net proceeds from sale of the company's stock (minus indicates expenditures) - 1,902

October 1, 2006– March. 31, 2007	October 1, 2005– March. 31, 2006	October 1, 2005– September 30, 2006
		The following shows a breakdown of assets and liabilities at the time of exclusion of Fullcast Sports Co., Ltd. from the scope of consolidation through the sale of stock and the relationship with net proceeds from the sale of the company. Current assets 192,837 Fixed assets 8,828 Current liabilities 128,097 Fixed liabilities 14,725 Minority interest 20,595 Loss on sale of stock in affiliate - 10,948 Sales price of the company's stock 27,300 Cash and cash equivalents held by the company - 62,200 Net proceeds from sale of the company's stock (minus indicates expenditures) - 34,900

Securities

First half of the current consolidated fiscal year (as of March 31, 2007)

1. Securities with market quotations

Other securities (Thousand yen)

Category	As of March 31, 2007		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	427,770	518,487	90,716
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	196,794	198,280	1,486
Other bonds	—	—	—
(3) Other securities	—	—	—
Total	624,564	716,767	92,202

2. Securities without market quotations (Thousand yen)

(1) Subsidiary stocks and affiliate stocks	
Subsidiary stocks	40,250
Affiliate stocks	1,478,190
(2) Other securities	
Non-listed stocks	847,089
Investment in partner and others	25,136
Money Management Fund	200,369
Commercial paper	999,082
Fund	301.527

First half of the previous consolidated fiscal year (as of March 31, 2006)

1. Securities with market quotations

Other securities (Thousand yen)

Category	As of March 31, 2006		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	420,407	878,453	458,046
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Total	420,407	878,453	458,046

2. Securities without market quotations (Thousand yen)

(1) Subsidiary stocks and affiliate stocks	
Subsidiary stocks	100,000
Affiliate stocks	73,055
(2) Other securities	
Non-listed stocks	101,040
Investment in partner and others	56,911

Previous consolidated fiscal year (As of September 30, 2006)

1. Securities with market quotations

Other securities (Thousand yen)

Category	As of September 30, 2006		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	427,263	566,690	139,426
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	196,794	197,161	367
Other bonds	—	—	—
(3) Other securities	—	—	—
Total	624,057	763,850	139,793

2. Securities without market quotations (Thousand yen)

(1) Subsidiary stocks and affiliate stocks	
Affiliate stock	776,491
(2) Other securities	
Non-listed stocks	124,040
Investment in partner and others	26,137
Money Management Fund	201,106
Commercial paper	499,721
Fund	501,610

Segment information

First half of the current consolidated fiscal year (October 1, 2006 – March 31, 2007) (Thousand yen)

	Spot Business	Factory Business	Technology Business	Office Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income								
Net sales								
(1) Sales to external customers	29,827,426	10,321,457	8,559,330	5,302,240	1,546,240	55,556,694	—	55,556,694
(2) Inter-segment sales or transfers	409,222	11,355	355,492	114,456	2,345	892,870	(892,870)	—
Total	30,236,648	10,332,812	8,914,822	5,416,696	1,548,586	56,449,564	(892,870)	55,556,694
Operating expenses	28,465,773	9,949,224	8,267,378	5,177,252	1,546,720	53,406,347	(298,653)	53,107,694
Operating income	1,770,875	383,588	647,444	239,444	1,866	3,043,217	(594,217)	2,449,000

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term employee dispatching services, short-term contractual workers services
   (2) Factory Business: Staffing services for production line work, contracted-out services for production line work
   (3) Technology Business: Engineer dispatching services, human resources contracting of technical staff, data communication services
   (4) Office Business: Clerical manpower dispatching, clerical work contracting
   (5) Other Business: Restaurant and bar management, security services, etc.
3. Of the operating expenses during the consolidated first half accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 580,228 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

First half of the previous consolidated fiscal year (October 1, 2005 – March 31, 2006) (Thousand yen)

	Spot Business	Factory Business	Technology Business	Office Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income								
Net sales								
(1) Sales to external customers	23,637,462	7,755,224	7,700,784	3,064,562	322,598	42,480,630	—	42,480,630
(2) Inter-segment sales or transfers	342,676	11,772	22,782	215,102	22,864	615,197	(615,197)	—
Total	23,980,138	7,766,996	7,723,566	3,279,664	345,463	43,095,827	(615,197)	42,480,630
Operating expenses	22,146,226	7,519,964	7,273,899	3,222,474	365,746	40,528,309	(134,425)	40,393,885
Operating income or loss	1,833,912	247,032	449,666	57,190	- 20,283	2,567,518	(480,772)	2,086,745

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term employee dispatching services, short-term contractual workers services
   (2) Factory Business: Staffing services for production line work, contracted-out services for production line work
   (3) Technology Business: Engineer dispatching services, human resources contracting of technical staff, data communication services
   (4) Office Business: Clerical manpower dispatching, clerical work contracting, call center management business
   (5) Other Business: Agency services for professional athletes, restaurant and bar management, etc.
3. Of the operating expenses during the consolidated first half accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 516,404 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Previous consolidated fiscal year (October 1, 2005 – September 30, 2006) (Thousand yen)

	Spot Business	Factory Business	Technology Business	Office Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income								
Net sales								
(1) Sales to external customers	49,982,169	16,135,481	15,168,889	7,376,986	1,499,732	90,163,256	—	90,163,256
(2) Inter-segment sales or transfers	948,798	25,209	170,436	426,972	26,425	1,597,840	(1,597,840)	—
Total	50,930,967	16,160,690	15,339,325	7,803,958	1,526,157	91,761,096	(1,597,840)	90,163,256
Operating expenses	47,000,440	15,685,808	14,420,830	7,440,626	1,600,680	86,148,383	(700,542)	85,447,842
Operating income or loss	3,930,527	474,882	918,495	363,332	- 74,523	5,612,713	(897,298)	4,715,414

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term employee dispatching services, short-term contractual workers services
   (2) Factory Business: Staffing services for production line work, contracted-out services for production line work
   (3) Technology Business: Engineer dispatching services, human resources contracting of technical staff, data communication services
   (4) Office Business: Clerical manpower dispatching, clerical work contracting, call center management business
   (5) Other Business: Agency services for professional athletes, restaurant and bar management, security services, etc.
3. Of the operating expenses during the consolidated fiscal year, the amount of funds, which can not be allocated, included in the elimination or company total item is 965,773 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Geographic segment information

Geographical segment information is not presented since the Company did not have consolidated subsidiaries or branches offices in other areas or regions than Japan in the current consolidated first half, the previous-year consolidated first half and the previous consolidated fiscal year.

Overseas sales

There are no overseas sales in the first half of the current consolidated fiscal year. Overseas sales are not presented since they accounted for less than 10% of consolidated sales in the previous-year consolidated first half and the previous consolidated fiscal year.

Per share information

October 1, 2006 – March 31, 2007	October 1, 2005 – March 31, 2006	October 1, 2005 – September 30, 2006
Shareholders' equity per share ¥45,405.32 Net income per share (basic) in H1 ¥4,137.61 Net income per share (diluted) in H1 ¥4,136.52	Shareholders' equity per share ¥49,968.05 Net income per share (basic) in H1 ¥5,514.25 Net income per share (diluted) in H1 ¥5,502.02	Shareholders' equity per share ¥52,835.11 Net income per share (basic) ¥10,757.95 Net income per share (diluted) ¥10,736.22

Notes:

1. The following is the base to calculate the net income per share for the first half and diluted net income per share for the first half.

(Thousand yen)

Item	From October 1, 2006 to March 31, 2007	From October 1, 2005 to March 31, 2006	From October 1, 2005 to September 30, 2006
Net income	1,105,889	1,507,435	2,942,341
Net income (basic)	1,105,889	1,507,435	2,942,341
Net income not available to common stock	—	—	—
Average number of common stock outstanding during the period	267,277 shares	273,370 shares	273,503 shares
Net income adjustment for the first half	—	—	—
Major breakdown of increased shares in common stocks used to calculate diluted net income per share for the first half Stock acquisition rights	70 shares	607 shares	553 shares
Increase in common shares	70 shares	607 shares	553 shares
Potential stock not included in the calculation of net income per share (diluted) since it did not have dilative effect.	Stock options pursuant to the resolution of the general shareholders' meeting held on December 21, 2005. (Number of share acquisition rights to be issued: 1,996)	–	Stock options pursuant to the resolution of the general shareholders' meeting held on December 21, 2005. (Number of share acquisition rights to be issued: 1,996)

Subsequent events

October 1, 2006– March. 31, 2007	October 1, 2005– March. 31, 2006	October 1, 2005– September 30, 2006
————	1. Affiliation through stock acquisition We acquired shares in Japanese security firm Nihon Sogo Security Guard Co., Ltd. (NISSOKEI), as decided in the board of directors' meeting held on March 20, 2006. Upon stock acquisition, the Group intends to step up the security business and expand our service menu in an effort to further increase its values as a comprehensive outsourced human resources service provider. (1) Profile of the affiliate (as of March 31, 2006) 1) Trade name: Nihon Sogo Security Guard Co., Ltd. 2) Representative: Yoshinori Kawano 3) Head office: Shinjuku Ward, Tokyo 4) Business activities: Security/guard business 5) Capital: 80,000 thousand yen (2) Details of stock acquisition 1) How to acquire stock: Stock transfer 2) Date of stock acquisition: May 1, 2006 3) Number of stock acquired: 160,000 shares 4) Acquisition price: 544,000 thousand yen 5) Percentage of ownership upon acquisition: 100% 2. Establishment of Joint Venture Fullcast established a joint venture that offers human resources services for transport businesses with Zero Co., Ltd., based on the resolution at the board meeting held on March 27, 2006 (1) Summary of the joint venture 1) Trade name: Fullcast Drive Co., Ltd. 2) Representative: Yoshiki Akiyama 3) Head office: Yokohama, Kanagawa Prefecture 4) Business activities: Provision of human resources services involved in the transport sector 5) Capital: 100,000 thousand yen 6) Capital contribution ratio: Zero – 51% Fullcast – 49% 7) Date of establishment: April 6, 2006	1. Merger of consolidated subsidiaries The Company's consolidated subsidiary Fullcast HR Institute Co., Ltd. entered into a merger agreement on November 20, 2006 and will merge with another consolidated subsidiary of the Company, Best Staff Co., Ltd. on January 1, 2007. (1) The purpose of the merger Both the two companies had offered temporary clerical personnel in the group, respectively. In order to increase operational efficiency, improve services for clients and promote efforts to bolster the business further, the two companies merged; thereby consolidating the function. (2) Merger method and name after the merger Through the merger, Fullcast HR Institute Co., Ltd. will be the surviving company, while Best Staff Co., Ltd. will be dissolved. (3) Allocation of new shares through the merger Since this was a merger between one Fullcast's wholly-owned subsidiary and another, no new shares were allocated through it. (4) Additional capital through the merger There was no additional capital through the merger. 2. Merger of consolidated subsidiaries At a meeting of the Board of Directors held on October 10, 2006, Fullcast decided to merge with Fullcast Growing School Co., Ltd. on January 1, 2007. (1) The purpose of the merger Although Fullcast Growing School Co., Ltd. has been providing training, instruction and educational programs to develop the vocational skills of human resources, Fullcast will merge with the company to substantially streamline the businesses of the subsidiary and minimize costs.

October 1, 2006– March. 31, 2007	October 1, 2005– March. 31, 2006	October 1, 2005– September 30, 2006
		(2) Merger method and name after the merger As a result of the merger, Fullcast Co., Ltd. will be the surviving company, while Fullcast Growing School Co., Ltd. will be dissolved. (3) Allocation of new shares through the merger Since this is a merger with a wholly-owned subsidiary, new shares will not be issued. (4) Additional capital through the merger There was no additional capital through the merger. 3. Dissolution of subsidiaries At a meeting of the Board of Directors held on October 31, 2006, the Company decided to dissolve its consolidated subsidiary Neo Partners Co., Ltd.. This company was dissolved with a resolution of an extraordinary general meeting of shareholders held on November 30, 2006. Its influence on the Company's consolidated business results and operating activities is minor. (1) Purpose of dissolution Although Neo Partners Co., Ltd. has been operating primarily in Kanagawa Prefecture, Fullcast made the assessment that the recovery of its business in the medium- and long-term will be unlikely, given that its results fell short of the initial plan. (2) Overview of the subsidiary 1) Business activities: Short-term employee dispatching services, short-term contractual workers services 2) Date of establishment: October 26, 2005 3) Equity stake of Fullcast: 100% 4) Capital (as of September 30, 2006): 96,000 thousand yen 5) Total debt (as of September 30, 2006): 107,590 thousand yen

October 1, 2006– March. 31, 2007	October 1, 2005– March. 31, 2006	October 1, 2005– September 30, 2006
		4. Acquisition of the Company's shares At a meeting of the Board of Directors held on November 27, 2006, the Company resolved to buy back its own shares based on the provision of Article 156 of the Company Law, as applied by rereading it based on the provision of Article 165, paragraph 3 of the Law. (1) Purpose of share buyback The Company will acquire its own shares to give it more flexibility to exercise capital policies. (2) Details of acquisition 1) Type of shares: Common stocks 2) Total number of shares: No more than 15,000 shares. 3) Total amount: No more than 5 billion yen. 4) Period of acquisition: From November 28, 2006 to December 20, 2006 5) Acquisition method: Market purchase at the Tokyo Stock Exchange (2) Results of acquisition Total number of shares acquired: 6,765 shares Total amount spent on acquisition: 1,918.806 thousand yen

6. Financial Statements and Others

(1) Balance Sheet

(Thousand yen)

Category	Note No.	As of March 31, 2007			As of March 31, 2006			As of September 30, 2006		
		Amount		%	Amount		%	Amount		%
Assets										
I Current assets										
1 Cash and deposits			5,354,053			3,483,134			2,375,299	
2 Trade notes			5,317			5,546			10,009	
3 Accounts receivables			5,089,675			5,861,367			6,011,396	
4 Inventories			42,570			44,698			39,221	
5 Short-term loans			3,770,523			2,851,131			3,635,950	
6 Other current assets			770,083			460,639			600,246	
Allowance for doubtful accounts			- 34,873			- 48,315			- 47,934	
Total current assets			14,997,347	48.5		12,658,200	52.6		12,624,188	47.8
II Fixed assets										
1 Tangible fixed assets										
(1) Buildings	*1	522,838			496,229			517,431		
Accumulated depreciation		197,791	325,046		175,057	321,172		190,839	326,592	
(2) Structures		43,845			43,845			43,845		
Accumulated depreciation		8,921	34,923		4,649	39,196		6,908	36,936	
(3) Vehicles		14,141			45,269			18,565		
Accumulated depreciation		12,043	2,098		27,513	17,756		15,793	2,772	
(4) Furniture and fixtures		1,112,148			780,914			1,066,386		
Accumulated depreciation		582,386	529,762		388,249	392,665		527,905	538,482	
(5) Land	*1		606,469			606,469			606,469	
Total tangible fixed assets			1,498,299	4.9		1,377,257	5.7		1,511,251	5.7
2 Intangible fixed assets										
(1) Trade rights			—			106,857			—	
(2) Goodwill			—			—			88,000	
(3) Software			905,688			908,705			837,686	
(4) Telephone subscription right			25,457			25,457			25,457	
(5) Other			40,121			7,858			7,458	
Total intangible fixed assets			971,266	3.1		1,048,877	4.4		958,601	3.6
3 Investment and other assets										
(1) Investment securities			11,798,157			7,652,044			9,819,460	
(2) Insurance reserve fund			540,060			496,309			516,118	
(3) Other			1,139,292			859,064			1,011,089	
Allowance for doubtful accounts			- 18,154			- 39,203			- 18,106	
Total investment and other assets			13,459,355	43.5		8,968,215	37.3		11,328,560	42.9
Total fixed assets			15,928,920	51.5		11,394,349	47.4		13,798,412	52.2
Total assets			30,926,267	100.0		24,052,549	100.0		26,422,600	100.0

(Thousand yen)

Category	Note No	As of March 31, 2007 Amount	%	As of March 31, 2006 Amount	%	As of September 30, 2006 Amount	%
Liabilities							
I Current liabilities							
1 Accounts payable trade		7,473		307,896		227,150	
2 Short-term borrowings	*1	6,500,000		3,000,000		4,500,000	
3 Current portion of long-term debt	*1	2,740,600		1,275,568		1,425,608	
4 Accounts payable-other		1,887,318		1,362,617		1,654,868	
5 Income taxes payable		434,907		607,676		707,132	
6 Accrued bonuses		247,674		265,746		284,444	
7 Other current liabilities		905,433		664,635		817,726	
Total current liabilities		12,723,406	41.1	7,484,139	31.1	9,616,928	36.4
II Fixed liabilities							
1 Long-term debt	*1	8,950,200		4,534,416		4,514,592	
2 Allowance for employee retirement benefits		273,020		204,635		239,157	
3 Other fixed liabilities		139,728		188,915		115,343	
Total fixed liabilities		9,362,948	30.3	4,927,966	20.5	4,869,092	18.4
Total liabilities		22,086,354	71.4	12,412,104	51.6	14,486,020	54.8

(Thousand yen)

Category	Note No.	As of March 31, 2007 Amount		%	As of March 31, 2006 Amount		%	As of September 30, 2006 Amount		%
Shareholders' equity										
I Common stock			—	—		3,464,100	14.4		—	—
II Capital surplus										
1. Capital reserve		—			2,704,765					
2. Other capital surplus										
(1) Gain on disposal of treasury stock		—			55,469					
Total capital surplus			—	—		2,760,234	11.5			
III Retained surplus									—	—
1. Earned reserve		—			13,020					
2. Voluntary reserve										
(1) Special reserve		—			500,000					
Total voluntary reserve		—			500,000					
3. Unappropriated retained earnings		—			4,803,415					
Total retained surplus			—	—		5,316,435	22.1		—	—
IV Net unrealized holding gains on securities			—	—		271,525	1.1		—	—
V Treasury stock			—	—		- 171,850	- 0.7		—	—
Total shareholder's equity			—	—		11,640,445	48.4		—	—
Total liabilities and shareholders' equity			—	—		24,052,549	100.0		—	—
Net assets										
I Owners' equity										
1. Common stock			3,464,100	11.2		—	—		3,464,100	13.1
2. Capital surplus										
(1) Capital reserve		2,704,765			—			2,704,765		
(2) Other capital surplus		84,485			—			81,687		
Total capital surplus			2,789,251	9.0		—	—		2,786,452	10.6
3. Retained surplus										
(1) Earned reserve		13,020			—			13,020		
(2) Other retained surplus										
Special reserve		500,000			—			500,000		
Retained earnings carried forward		5,381,974			—			5,256,660		
Total retained surplus			5,894,994	19.1		—	—		5,769,680	21.8
4. Treasury stock			- 3,359,504	- 10.9		—	—		- 163,172	- 0.6
Total owners' equity			8,788,841	28.4		—	—		11,857,060	44.9
II Valuation and translation adjustments:										
1. Net unrealized holding gains on securities			51,072	0.2		—	—		79,520	0.3
Total Valuation and translation adjustments			51,072	0.2		—	—		79,520	0.3
Total net assets			8,839,913	28.6		—	—		11,936,580	45.2
Liabilities and net assets			30,926,267	100.0		—	—		26,422,600	100.0

(2) Profit and Loss Statement

(Thousand yen)

			October 1, 2006 to March 31, 2007			October 1, 2005 to March 31, 2006			October 1, 2005 to September 30, 2006		
	Category	Note No.	Amount		%	Amount		%	Amount		%
I	Net sales			24,789,426	100.0		21,299,004	100.0		45,063,543	100.0
II	Cost of sales			17,412,782	70.2		14,700,337	69.0		31,201,949	69.2
	Gross profit			7,376,645	29.8		6,598,667	31.0		13,861,594	30.8
III	Selling, general and administrative expenses			6,294,725	25.4		5,289,555	24.8		11,034,327	24.5
	Operating income			1,081,920	4.4		1,309,112	6.2		2,827,267	6.3
IV	Non-operating income										
1	Interest income		25,011			15,669			35,053		
2	Dividends received		122,337			17,260			73,810		
3	Rental income		136,294			96,806			211,617		
4	Other		47,849	331,491	1.3	36,647	166,381	0.8	61,225	381,705	0.8
V	Non-operating expenses										
1	Interest expense		67,196			28,275			67,013		
2	Amortization of software		3,021			2,674			5,343		
3	Rent cost		123,328			84,462			182,230		
4	Other		51,167	244,713	1.0	30,473	145,884	0.8	95,658	350,244	0.8
	Ordinary income			1,168,698	4.7		1,329,609	6.2		2,858,728	6.3
VI	Extraordinary income										
1	Gain on sale of investment securities		—			16,464			16,530		
2	Gain on sale of affiliate stocks		—			—			1,300		
3	Reversal of allowances for doubtful accounts		4,609	4,609	0.1	8,892	25,355	0.2	2,719	20,549	0.1
VII	Extraordinary loss										
1	Loss on sales of fixed assets	*1	—			133			133		
2	Loss on disposal of fixed assets	*2	23,717			2,062			14,770		
3	Loss on sale of affiliate stocks		—			—			6,000		
4	Penalty	*3	—			17,000			17,000		
5	Loss on disposal of lease deposits		—			19,226			19,226		
6	Loss on amortization of shares in acquisitions		23,571			—			—		
7	Loss on liquidation of affiliates		79,849			—			—		
8	Loss on impairment of fixed assets	*4	88,000	215,138	0.9	—	38,421	0.2	—	57,129	0.1
	Income before taxes			958,169	3.9		1,316,543	6.2		2,822,148	6.3
	Corporate, residential and enterprise taxes		419,005			572,971			1,284,719		
	Corporate tax adjustment		3,316	422,321	1.7	- 27,002	545,969	2.6	- 72,919	1,211,800	2.7
	Net income			535,848	2.2		770,574	3.6		1,610,348	3.6
	Profit carried forward from previous term			—			4,032,841			—	
	Interim dividend			—			—			—	
	Unappropriated retained earnings for current period			—			4,803,415			—	

(3) Statements of Shareholders' Equity

First half of the current fiscal year (October 1, 2006 – March. 31, 2007)

(Thousand yen)

	Owners' equity			
	Common stock	Capital surplus		
		Capital reserve	Other capital surplus	Total capital surplus
Balance September 30, 2006	3,464,100	2,704,765	81,687	2,786,452
Net increase/decrease during the interim term				
Cash dividends	—	—	—	—
Net income	—	—	—	—
Purchase of company shares	—	—	—	—
Disposal of treasury stock	—	—	2,798	2,798
Net increase/ decrease during the current fiscal year except in owners' equity	—	—	—	—
Total of increase/decrease during the interim term	—	—	2,798	2,798
Balance March 31, 2007	3,464,100	2,704,765	84,485	2,789,251

(Thousand yen)

	Owners' equity					
	Retained surplus				Treasury stock	Total owners' equity
	Earned reserve	Other retained surplus		Total retained surplus		
		Special reserve	Retained earnings carried forward			
Balance September 30, 2006	13,020	500,000	5,256,660	5,769,680	- 163,172	11,857,060
Net increase/decrease during the interim term						
Cash dividends	—	—	- 410,534	- 410,534	—	- 410,534
Net income	—	—	535,848	535,848	—	535,848
Purchase of company shares	—	—	—	—	- 3,203,339	- 3,203,339
Disposal of treasury stock	—	—	—	—	7,007	9,806
Net increase/ decrease during the current fiscal year except in owners' equity	—	—	—	—	—	—
Total of increase/decrease during the interim term	—	—	125,314	125,314	- 3,196,332	- 3,068,219
Balance March 31, 2007	13,020	500,000	5,381,974	5,894,994	- 3,359,504	8,788,841

(Thousand yen)

	Valuation and Translation Adjustments		Total net assets
	Net unrealized holding gains on securities	Valuation and translation adjustments	
Balance September 30, 2006	79,520	79,520	11,936,580
Net increase/decrease during the interim term			
Cash dividends	—	—	- 410,534
Net income	—	—	535,848
Purchase of company shares	—	—	- 3,203,339
Disposal of treasury stock	—	—	9,806
Net increase/ decrease during the current fiscal year except in owners' equity	- 28,448	- 28,448	- 28,448
Total of increase/decrease during the interim term	- 28,448	- 28,448	- 3,096,667
Balance March 31, 2007	51,072	51,072	8,839,913

Fiscal year ended September 2006 (October 1, 2005 to September 30, 2006)

(Thousand yen)

	Owners' equity			
	Common stock	Capital surplus		
		Capital reserve	Other capital surplus	Total capital surplus
Balance September 30, 2005	3,464,100	2,704,765	—	2,704,765
Net increase/decrease during the current fiscal year				
Cash dividends	—	—	—	—
Increase due to corporate separation of consolidated subsidiaries	—	—	—	—
Net income	—	—	—	—
Disposal of treasury stock	—	—	81,687	81,687
Net increase/ decrease during the current fiscal year except in owners' equity	—	—	—	—
Total of increase/decrease during the current fiscal year	—	—	81,687	81,687
Balance September 30, 2006	3,464,100	2,704,765	81,687	2,786,452

(Thousand yen)

	Owners' equity					
	Retained surplus				Treasury stock	Total owners' equity
	Earned reserve	Other retained surplus		Total retained surplus		
		Special reserve	Retained earnings carried forward			
Balance September 30, 2005	13,020	500,000	4,306,153	4,819,173	- 190,212	10,797,826
Net increase/decrease during the current fiscal year						
Cash dividends	—	—	- 683,664	-683,664	—	- 683,664
Increase due to corporate separation of consolidated subsidiaries	—	—	23,823	23,823	—	23,823
Net income	—	—	1,610,348	1,610,348	—	1,610,348
Disposal of treasury stock	—	—	—	—	27,040	108,727
Net increase/ decrease during the current fiscal year except in owners' equity	—	—	—	—	—	—
Total of increase/decrease during the current fiscal year	—	—	950,507	950,507	27,040	1,059,234
Balance September 30, 2006	13,020	500,000	5,256,660	5,769,680	- 163,172	11,857,060

(Thousand yen)

	Valuation and Translation Adjustments		Total net assets
	Net unrealized holding gains on securities	Valuation and translation adjustments	
Balance September 30, 2005	280,812	280,812	11,078,639
Net increase/decrease during the current fiscal year			
Cash dividends	—	—	- 683,664
Increase due to corporate separation of consolidated subsidiaries	—	—	23,823
Net income	—	—	1,610,348
Disposal of treasury stock	—	—	108,727
Net increase/ decrease during the current fiscal year except in owners' equity)	- 201,292	- 201,292	- 201,292
Total of increase/decrease during the current fiscal year	- 201,292	- 201,292	857,941
Balance September 30, 2006	79,520	79,520	11,936,580

Significant Accounting Policies in the Preparation of the Financial Statements

(1) Valuation criteria and methods for principal assets

(i) Securities

a. Shares in subsidiaries and affiliates

Moving average cost method

b. Other securities

Securities with market quotations

Other securities that have market value are carried at fair value on the first half settlement date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.)

Securities without market quotations

Securities without market quotations are stated at cost, with cost being determined by the weighted-average method.

(ii) Derivatives

Market value method

(iii) Inventories

Goods and supplies: They are stated at cost determined primarily by the first-in-first-out method.

(2) Depreciation method for major depreciable assets

(i) Tangible fixed assets

Declining-balance method

Depreciation on buildings (excluding furniture and fixtures) acquired on or after April 1, 1998 is computed using the straight-line method.

The useful life of principal assets is as follows:

Buildings:	3-56 years
Structures:	20 years
Vehicles:	2-6 years
Furniture and fixtures:	2-18 years

(ii) Intangible fixed assets

Software:

The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method.

Others:

Straight-line method

(3) Recognition of significant allowances

(i) Allowance for doubtful accounts

To prepare for credit losses on accounts receivable and loans receivable etc., allowances equal to the estimated amount of uncollectible receivables are provided for general receivables based on the historical write-off ratio, and bad receivables based on case-by-case determination of collectibility.

(ii) Accrued bonuses

As a means of providing for bonus obligations, the Company designates in the reserve account an amount accrued for the first half among the estimated amount for the fiscal year.

(iii) Allowance for employee retirement benefits

To provide for accrued employees' retirement benefits, the Company provides an allowance in the amount deemed to have accrued at the end of the first half mainly based on projected benefit obligations and pension assets at the end of the fiscal year. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.

(4) Accounting for leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to that applicable to ordinary operating leases.

(5) Accounting for major hedges

(i) Hedge accounting method

The company applies the deferred accounting method. Interest rate swap transactions that qualify for special treatment under Note 14 of the "Opinion Concerning Establishment of Accounting Standards for Financial Instruments" are

accounted for by the short-cut method.

(ii) Hedge method and hedged transaction

a. Hedge method: Interest rate swap

b. Hedged transaction: Interests on borrowings

(iii) Hedging policy

The Company uses hedge transactions to reduce interest rate risk. The responsible division executes all the derivative transactions the company enters into. Internal audit executive checks the procedures and ascertains the adequacy of individual derivative transactions.

(iv) Evaluation of hedge effectiveness

Interest rate swap transactions

In principle, the Company assesses the effectiveness of individual hedge transactions at the end of the fiscal year (including interim periods). The Company does not assess the effectiveness of a hedge transaction if there is a high correlation (principal, interest rate, period etc.) and high degree of effectiveness between the hedge method and the hedged transaction.

(6) Other significant accounting policies in the preparation of consolidated fiscal year financial statements

All amounts stated are exclusive of national consumption tax and local consumption tax.

Changes in Significant Accounting Policies in the Preparation of the First Half Financial Statements

1. Accounting standards for business combinations and business divestitures

We apply the Accounting Standards for Business Combinations (Business Accounting Council, October 31, 2005), the Accounting Standards for Business Divestitures (Accounting Standards Board Statement No. 7, December 27, 2005) and the Guide on Accounting Standards for Business Combinations and Accounting Standards for Business Divestitures (Accounting Standards Board Guidance No. 10, December 27, 2005) from the first quarter of the current fiscal year.

2. Presentation of Net Assets on the balance sheet, etc.

The "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 on December 9, 2005 by Accounting Standards Board of Japan) and the "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No. 8 on December 9, 2005 by Accounting Standards Board of Japan) were applied from this accounting term. The application of these accounting policies does not affect the profit and loss of the Company.

The amount corresponding to the total amount in "Shareholders' Equity" is 8,839,913 thousand yen.

Due to the amendment of the financial statements regulations, "Net Assets" on the balance sheet are prepared from this accounting term in accordance with the amended financial statements regulations.

Explanatory Notes

Notes on balance sheet for the first half

(Thousand yen)

As of March 31, 2007	As of March 31, 2006	As of September 30, 2006
*1. ———————	*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings and structures 162,988 Land 56,180 Total 219,168 Liabilities corresponding to assets pledged as collateral: Short-term borrowings 500,000 Long-term debt 1,421,604 [Current portion of long-term debt] [310,008] Total 1,921,604	*1. ———————
2. The Company signed an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of the first half is as follows: Limit of overdraft account 13,950,000 Borrowing 6,500,000 Balance 7,450,000	2. The Company signed an agreement for overdraft with 10 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of the first half is as follows: Limit of overdraft account 11,050,000 Borrowing 2,900,000 Balance 8,150,000	2. The Company signed an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this fiscal year is as follows: Limit of overdraft account 13,050,000 Borrowing 4,400,000 Balance 8,650,000

Notes on profit and loss statement for the first half

(Thousand yen)

October 1, 2006– March. 31, 2007	October 1, 2005– March. 31, 2006	October 1, 2005– September 30, 2006
*1. ――――――	*1. Significant components of loss on sales of fixed assets Furniture and fixtures 133	*1. Significant components of loss on sales of fixed assets Furniture and fixtures 133
*2. Significant components of loss on disposal of fixed assets Buildings 3,658 Vehicles 81 Furniture and fixtures 19,979 Total 23,717	*2. Significant components of loss on disposal of fixed assets Furniture and fixtures 2,062	*2. Significant components of loss on disposal of fixed assets Furniture and fixtures 2,062 Software 12,708 Total 14,770
*3. ――――――	*3 Penalty on a change in the contract period of management consignment contract.	*3. Penalty on a change in the contract period of management consignment contract.
*4. The details of the impairment loss are as follows. (1) Main assets for which an impairment loss was recognized Use: Business know-how / Type: Goodwill / Place: Shibuya-ku, Tokyo (2) Background to the recognition of the impairment loss An impairment loss was recognized because the future use of the business know-how above was no longer anticipated in light of the business policies of Fullcast. (3) Amount of impairment loss Goodwill 88,000 (4) Grouping method of assets To apply accounting for the impairment of fixed assets, the Group classified assets in accordance with the classification of business segments. (5) Calculation of collectible amount The Group uses the value for the calculation of the collectible amount and adopts a zero value given estimations of future cash flow.	*4. ――――――	*4. ――――――
5. Amount of depreciation Tangible fixed assets 128,426 Inangible fixed assets 110,091	5. Amount of depreciation Tangible fixed assets 91,036 Inangible fixed assets 134,696	5. Amount of depreciation Tangible fixed assets 242,319 Inangible fixed assets 283,216

Notes on statement of changes in net assets

First half of the current fiscal year (October 1, 2006 – March 31, 2007)

1. Matters concerning the type and the number of treasury stock

	Number of shares at the end of the previous fiscal year	Increase in the number of shares during this interim term	Decrease in the number of shares during this interim term	Number of shares at the end of this interim term
Treasury stock Common stock (shares)	2,275	(Note) 11,336	(Note) 34	13,577
Total	2,275	11,336	34	13,577

(Note) 1. The reason for the increase in treasury stock is as follows:

Acquisition of the Company shares based on a resolution of the Board of Directors 11,336 shares

2. The cause for the decrease in treasury stock is as follows.

Disposal of treasury stock associated with the exercise of stock option rights 34 shares

Previous fiscal year (October 1, 2005 – September 30, 2006)

1. Matters concerning the type and the number of treasury stock

	Number of shares at the end of the previous fiscal year	Increase in the number of shares during the current fiscal year	Decrease in the number of shares during the current fiscal year	Number of shares at the end of the current fiscal year
Treasury stock Common stock (shares)	2,652	–	(Note) 377	2,275
Total	2,652	–	377	2,275

(Note) The cause for the decrease in treasury stock is as follows.

Disposal of treasury stock associated with the exercise of stock option rights 377 shares

Securities

First half of the current fiscal year (as of March 31, 2007)

Subsidiary stocks and affiliate stocks with market quotations

(Thousand yen)

	Carrying value	Market value	Unrealized gain/loss
(1) Subsidiary stocks	4,817,294	8,869,572	4,052,278
(2) Affiliate stocks	—	—	—
Total	4,817,294	8,869,572	4,052,278

First half of the previous fiscal year (as of March 31, 2006)

Subsidiary stocks and affiliate stocks with market quotations

(Thousand yen)

	Carrying value	Market value	Unrealized gain/loss
(1) Subsidiary stocks	4,817,294	8,078,968	3,261,674
(2) Affiliate stocks	—	—	—
Total	4,817,294	8,078,968	3,261,674

Previous fiscal year (As of September 30, 2006) (Thousand yen)

	Carrying value	Market value	Unrealized gain/loss
(1) Subsidiary stocks	4,817,294	9,416,054	4,598,760
(2) Affiliate stocks	—	—	—
Total	4,817,294	9,416,054	4,598,760

Per share information

The presentation of per share information is omitted, as consolidated interim financial statements are prepared.

Subsequent events

October 1, 2006– March. 31, 2007	October 1, 2005– March. 31, 2006	October 1, 2005– September 30, 2006
――――――	1. Affiliation through stock acquisition We acquired shares in Japanese security firm Nihon Sogo Security Guard Co., Ltd. (NISSOKEI), as decided in the board of directors' meeting held on March 20, 2006. Upon stock acquisition, the Group intends to step up the security business and expand our service menu in an effort to further increase its values as a comprehensive outsourced human resources service provider. (1) Profile of the affiliate (as of March 31, 2006) 1) Trade name: Nihon Sogo Security Guard Co., Ltd. 2) Representative: Yoshinori Kawano 3) Head office: Shinjuku Ward, Tokyo 4) Business activities: Security/guard business 5) Capital: 80,000 thousand yen (2) Details of stock acquisition 1) How to acquire stock: Stock transfer 2) Date of stock acquisition: May 1, 2006 3) Number of stock acquired: 160,000 shares 4) Acquisition price: 544,000 thousand yen 5) Percentage of ownership upon acquisition: 100%	1. Merger of consolidated subsidiaries At a meeting of the Board of Directors held on October 10, 2006, Fullcast decided to merge with Fullcast Growing School Co., Ltd. on January 1, 2007. (1) The purpose of the merger Although Fullcast Growing School Co., Ltd. has been providing training, instruction and educational programs to develop the vocational skills of human resources, Fullcast will merge with the company to substantially streamline the businesses of the subsidiary and minimize costs. (2) Merger method and name after the merger As a result of the merger, Fullcast Co., Ltd. will be the surviving company, while Fullcast Growing School Co., Ltd. will be dissolved. (3) Allocation of new shares through the merger Since this is a merger with a wholly-owned subsidiary, new shares will not be issued. (4) Additional capital through the merger There was no additional capital through the merger.

October 1, 2006– March. 31, 2007	October 1, 2005– March. 31, 2006	October 1, 2005– September 30, 2006
	2. Establishment of Joint Venture Fullcast established a joint venture that offers human resources services for transport businesses with Zero Co., Ltd., based on the resolution at the board meeting held on March 27, 2006 (1) Summary of the joint venture 1) Trade name: Fullcast Drive Co., Ltd. 2) Representative: Yoshiki Akiyama 3) Head office: Yokohama, Kanagawa Prefecture 4) Business activities: Provision of human resources services involved in the transport sector 5) Capital: 100,000 thousand yen 6) Capital contribution ratio: Zero – 51% Fullcast – 49% 7) Date of establishment: April 6, 2006	2. Acquisition of the Company's shares At a meeting of the Board of Directors held on November 27, 2006, the Company resolved to buy back its own shares based on the provision of Article 156 of the Company Law, as applied by rereading it based on the provision of Article 165, paragraph 3 of the Law. (1) Purpose of share buyback The Company will acquire its own shares to give it more flexibility to exercise capital policies. (2) Details of acquisition 1) Type of shares: Common stocks 2) Total number of shares: No more than 15,000 shares. 3) Total amount: No more than 5 billion yen. 4) Period of acquisition: From November 28, 2006 to December 20, 2006 5) Acquisition method: Market purchase at the Tokyo Stock Exchange (3) Results of acquisition Total number of shares acquired: 6,765 shares Total amount spent on acquisition: 1,918,806 thousand yen

May 1, 2007

RECEIVED
2007 MAY 29 A 5:

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Executive Officer and General Manager of Finance and Investor Relations
Telephone: +81-3-3780-9507

Company name: FREE WORK Co., Ltd.
Representative: Masahiko Dorin
President and Representative Director
(Stock code: 2486; Stock listing: Hercules-S of the Osaka Securities Exchange)
Contact: Mitsuhiko Ito
Managing Director and Chief Administrative Officer
Telephone: 06-6377-0808

For Immediate Release:

Basic Agreement on Merger of FREE WORK Co., Ltd. and Fullcast Factory Co., Ltd. and Capital and Business Alliances between FREE WORK Co., Ltd. and Fullcast Co., Ltd.

Fullcast Co., Ltd. ("Fullcast") and its subsidiaries Fullcast Factory Co., Ltd. ("FC Factory") and FREE WORK Co., Ltd. (FREE WORK) are pleased to announce an agreement under which FREE WORK and Fullcast Factory will merge by October 1, 2007 and FREE WORK and Fullcast will form capital and business alliances. The companies involved have been discussing the capital and business alliances and other measures and have today signed a memorandum of understanding.

Details of the merger and the capital and business alliances will be discussed and determined later by Fullcast, FC Factory and FREE WORK.

Notes

I. Purpose of Merger and Capital and Business Alliances

Fullcast and its subsidiaries and affiliates ("the Fullcast Group") is a comprehensive provider of human resources solutions. Its principal business is to provide short-term staffing services in areas such as logistics and event support when required during busy periods and in line with fluctuations in work volume at client companies (Sport Business). Other major activities include the provision of factory workers in manufacturing (Factory Business), engineers and other technicians (Technology Business) and office workers for clerical support (Office Business). The Fullcast Group is endeavoring to expand its businesses with a network of 586 offices (including 59 offices in the Factory Business as of March 31, 2007) throughout Japan, the capacity to mobilize more than 1.74 million staff and strong marketing power.

FREE WORK and its subsidiaries ("the FREE WORK Group") offer a broad array of services in the factory business tailored to individual customer needs with a network of nine offices, primarily in the Kinki and Chugoku regions. These services ranges from dispatching staff to the production process to offering a comprehensive outsourcing service that encompasses the contracting of not only part of the production process, but all factory operations including those requiring advanced technologies, hitherto provided only by regular employees of client companies.

The use of human resources outsourcing businesses provided by the Fullcast Group and the FREE WORK Group ("the Both Groups") has been rising significantly since the bursting of the so-called economic bubble, and these businesses have been proliferating at an accelerating pace, particularly in recent years. Although these human resources outsourcing businesses are expected to continue to grow in the future, tougher competition with industry rivals and companies entering this market from other

industry sectors is anticipated, given that worker dispatch to the production process in the manufacturing industry has been legalized under the revised Worker Dispatch Law in March 2004 and that the market is expected to grow given ongoing deregulation anticipated going forward.

In this environment, Fullcast, FC Factory and FREE WORK have been carefully discussing and examining the possibility of capital and business alliances, among other measures. Judging that the cooperation between the Groups will bolster their respective corporate values, the three companies have reached a basic agreement ("the basic agreement") on the merger of FC Factory and FREE WORK and for capital and business alliances between Fullcast and FREE WORK. A memorandum of understanding has been understanding. The purpose of the basic agreement is to generate a high degree of synergy by leveraging the outsourcing know-how, including the total outsourcing service that FREE WORK has been cultivating and the office network of FC Factory, as well as to enable both Fullcast and FREE WORK to further expand their businesses.

II. Merger of FREE WORK and FC Factory

1. Overview of the merger
   (1) Merger schedule
   - Signing of memorandum of understanding: May 1, 2007
   - Conclusion of merger agreement: Late May 2007 (planned)
   - Record date for general meeting of shareholders: June 30, 2007 (FREE WORK and FC Factory)
   - Approval of merger agreement at general meeting of shareholders: Late August 2007 (planned)
   - Effective date of merger: October 1, 2007 (planned)

   (2) Merger method
   A merger by absorption in which FREE WORK will be a surviving company, while FC Factory will be the expiring company.

   (3) Merger ratio
   The merger ratio will be determined by the time the merger agreement is concluded, referring to the assessment of external institutions.

   (4) Treatment of stock subscription rights and corporate bonds with stock subscription rights of the expiring company.
   Not applicable

2. Overview of the companies involved in the merger

(1) Company name	FREE WORK Co., Ltd. (surviving company) consolidated	Fullcast Factory Co., Ltd. (expired company) non-consolidated
(2) Type(s) of business	Total human resource outsourcing business	Total human resource outsourcing business
(3) Date of establishment	December 1993	September 2000
(4) Location of head office	19-19 Chayamachi, Kita-ku, Osaka	1-12-1 Dogenzaka, Shibuya-ku, Tokyo
(5) Representative Director	Masahiko Dorin, President and Representative Director	Takahiro Ishikawa, President and Representative Director
(6) Capital	283 million yen	100 million yen
(7) No. of shares issued	12,027 shares	2,000 shares
(8) Net assets	1,104 million yen	807 million yen
(9) Total assets	1,817 million yen	2,514 million yen
(10) End of fiscal year	September 30	September 30
(11) No. of employees	1,236 (Number of staffs 1,140)	260

(12) Main clients	Panasonic Photo & Lighting Co., Ltd. Panasonic Electronic Devices Tajima Co., Ltd.	Tsubakimoto Chain Co. Toshiba Mobile Communications Company
(13) Main shareholder and shareholding	Masahiko Dorin (47.3%) Yuhki Dorin (8.3%) Naoki Dorin (8.3%) Ai Corporation Ltd. (8.3%)	Fullcast Co., Ltd. (100.0%)
(14) Main banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Kyoto Hokuto Shinkin Bank	The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Bank of Yokohama, Ltd.
(15) Relationship of the companies involved	Capital relationship	NA
	Personnel relationship	NA
	Business relationship	NA
	Conditions for qualifying as interested party	NA

(Note) The information above is as of September 30, 2006.

(16) Results for the most recent three fiscal years (Unit: Million yen)

	FREE WORK Co., Ltd. (surviving company) consolidated			Fullcast Factory Co., Ltd. (expired company) non-consolidated		
Fiscal year	FY9/04 (non-consolidated) Note 1	FY9/05	FY9/06	FY9/04	FY9/05	FY9/06
Net sales	2,083	3,039	3,735	6,995	7,307	9,649
Operating income	161	217	239	177	315	371
Ordinary income	173	223	226	170	308	365
Net income	94	128	130	101	170	206
Net income per share (yen)	457,253.12	12,375.35	11,474.92	50,599.13	85,194.93	104,276.39
Dividend per share(yen)	–	–	1,000	–	–	–
Net assets per share(yen)	1,311,437.90	55,007.98	91,836.62	216,679.14	299,023.36	403,299.76

(Note) 1. Although FREE WORK has been preparing consolidated financial statements since the fiscal year ended September 30, 2004, non-consolidated data are listed for the fiscal year ended September 30, 2004, as only the balance sheets are consolidated.

2. FREE WORK conducted a 30-to-one stock split as of May 31, 2005.

3. Status after the Merger

(1) Company name (Not yet decided)
(2) Type(s) of business Total human resource outsourcing business
(3) Location of head office 19-19 Chayamachi, Kita-ku, Osaka
(4) Representative Director (Not yet decided)
(5) Capital (Not yet decided)
(6) Net assets (Not yet decided)
(7) Total assets (Not yet decided)
(8) End of fiscal year September 30
(9) Overview of accounting treatment

Not yet decided.

(10) Results forecast after the merger

The results forecast remains unchanged, as the influence on the full year results for the fiscal year ending September 30, 2007 of Fullcast and FREE WORK is minor.

III. Capital and Business Alliances between FREE WORK and Fullcast

1. Details of the Alliance

(1) Details of the business alliance

Although the details of the business alliance will be determined later through consultations between the companies, FREE WORK and Fullcast have agreed to form a business alliance in the following areas, adhering to related laws and regulations:

(1) Introduction of customers

(2) Development of customers

(2) Details of the capital alliance

Although the details of the capital alliance will also be determined later through consultation between the companies, FREE WORK and Fullcast have agreed that Fullcast will acquire a certain number of shares in FREE WORK from existing shareholders of the company prior to the merger of FC Factory and FREE WORK. To acquire the shares, Fullcast will conduct a tender offer as required under the Securities and Exchange Law.

(Note) If the ratio of stock certificates, etc. held by Fullcast to the total number of stock certificates, etc. of FREE WORK after the merger, calculated based on the number of new shares in FREE WORK to be allocated to Fullcast according to the merger ratio to be subsequently determined, is less than 66.6%, Fullcast will acquire shares in FREE WORK from existing shareholders of the company until the ratio reaches 66.6%, before the merger becomes effective.

2. Overview of the Companies Involved in the Alliance

(1) Company name	Fullcast Co., Ltd. (consolidated)	
(2) Type(s) of business	Total human resources outsourcing	
(3) Date of establishment	September 1990	
(4) Location of head office	2-6 Sakuragaoka, Shibuya-ku, Tokyo	
(5) Representative Director	CEO Takehito Hirano	
(6) Capital	3,464 million yen	
(7) No. of shares issued	275,964 shares	
(8) Net assets	17,278 million yen	
(9) Total assets	37,180 million yen	
(10) End of fiscal year	September 30	
(11) No. of employees	3,304	
(12) Main clients	Nippon Express Co., Ltd. Yamato Transport Co., Ltd.	
(13) Main shareholder and shareholding	Takehito Hirano (29.3%)	
(14) Main banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Bank of Yokohama, Ltd. Mizuho Bank, Ltd.	
(15) Relationship of the companies involved	Capital relationship	NA
	Personnel relationship	NA
	Business relationship	NA
	Conditions for qualifying as interested party	NA

(Note)

1. **The information above is as of September 30, 2006.**
2. **For an overview of FREE WORK, please see II. 2. "Overview of the Companies Involved in the Merger" above.**

3. Results forecast after the capital and business alliances

The impact of the capital and business alliances on the full year results for the fiscal year ending September 30, 2007 will be announced as soon as the figures are determined.

###

May 1, 2007

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Executive Officer and General Manager of Finance and Investor Relations
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of the Monthly Sales for the Term Ending September 2007

We are pleased to announce the Group's performance on a monthly basis for the term ending September 2007.

Details

(Unit: Million yen)

	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.
■ Consolidated Sales												
Month	8,949	9,177	9,918	8,079	8,586	10,849						
Accumulative	8,949	18,125	28,043	36,122	44,708	55,557						
Year on Year (Accumulative)	136.8%	135.9%	136.5%	136.1%	134.1%	130.8%						
Rate of progress	7.7%	15.6%	24.2%	31.1%	38.5%	47.9%						

* The rate of progress is the progress made against the forecasted consolidated full-year sales for the term ending September 2007, namely 116,000 million yen, expressed as a percentage.

Summary

In the March monthly results, the Spot Business grew (with sales rising 13.0% from the same month of the previous year, to 5,780 million yen) and the Factory Business grew (with sales up 16.1%, to 1,829 million yen). As a result, consolidated sales reached 10,849 million yen, rising 18.6% from the same month of the previous year.

Note: Sales figures have not been audited, and may differ from those shown in the year-end financial result summaries.

###

May 1, 2007

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Executive Officer and General Manager of Finance and Investor Relations
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of Revised Interim and Full-Year Business Forecasts for Fiscal Year Ending September 2007

Fullcast Co., Ltd. announces that in light of recent business results, it has revised its interim and full-year financial projections for the fiscal year ending September 2007, previously announced on October 31, 2006 during the announcement of results for the fiscal year ended September 30, 2006. Details of the revisions are as follows:

1. Interim Forecasts for the Fiscal Year Ending September 2007 (October 1, 2006 to March 31, 2007)

[Consolidated] (Million yen)

	Net sales	Ordinary income	Interim net income
Previous forecasts (A)	55,100	3,100	1,650
Revised forecasts (B)	55,557	2,363	1,106
Increase or decrease (B - A)	457	-737	-544
% change	0.8%	-23.8%	-33.0%
(Reference) Actual interim results for the fiscal year ended September 2006	42,481	2,020	1,507

[Non-consolidated] (Million yen)

	Net sales	Ordinary income	Interim net income
Previous forecasts (A)	27,676	1,710	865
Revised forecasts (B)	24,789	1,169	536
Increase or decrease (B - A)	-2,887	-541	-329
% change	-10.4%	-31.6%	-38.0%
(Reference) Actual interim results for the fiscal year ended September 2006	21,299	1,330	771

2. Full-Year Forecasts for the Fiscal Year Ending September 2007 (October 1, 2006 to September 30, 2007)

[Consolidated] (Million yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecasts (A)	116,000	7,000	7,000	3,700
Revised forecasts (B)	114,700	4,780	4,540	2,240
Increase or decrease (B - A)	-1,300	-2,220	-2,460	-1,460
% change	-1.1%	-31.7%	-35.1%	-39.5%
(Reference) Actual full-year results for the fiscal year ended September 2006	90,163	4,715	4,550	2,942

[Non-consolidated] (Million yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecasts (A)	58,105	—	3,728	2,038
Revised forecasts (B)	51,340	2,200	2,210	1,100
Increase or decrease (B - A)	-6,765	—	-1,518	-938
% change	-11.6%	—	- 40.7%	- 46.0%
(Reference) Actual full-year results for the fiscal year ended September 2006	45,064	2,827	2,859	1,610

(Note) Because previous forecasts for non-consolidated operating income have not been announced, no details on previous forecasts, increase or decrease, and % change are presented.

3. Reasons for Revisions of Interim and Full-Year Forecasts

[Consolidated]

As the factory business and the technology business appropriately projected customer demand for outsourcing, both net sales and operating income from the above two business sectors exceeded the previous forecasts for the first half of the fiscal term under review. However, sales and operating income of the spot business remained below the previous forecasts as a result of a sluggish performance on a non-consolidated basis.

The Company expects to register extraordinary losses of 282 million yen from the disposal of fixed assets and impairment losses of goodwill. As a result, the interim forecasts have been revised as presented in [Consolidated] of 1 above.

Full-year forecasts have been revised as presented in [Consolidated] of 2 above, in line with the revision on interim results and projected business performance for the second half of the term.

[Non-consolidated]

Sales and operating income of Fullcast Co., Ltd. for the first half of the fiscal term under review on a non-consolidated basis fell below the previous forecasts. This is because as we reviewed all sales operations, we were unable to receive the orders we projected at the beginning of the term, and we also reviewed the unit category of staff wages. Consequently, the interim forecasts have been revised as presented in [Non-consolidated] of 1 above.

Full-year forecasts have been revised as presented in [Non-consolidated] of 2 above, in line with the revision of interim results and projected business performance for the second half of the term.

###

Purchasing Condition Report of Treasury Stock

Fullcast Co., Ltd.

Type of share Common share

1. Acquisition

(1) Acquisition by resolution of a general meeting of shareholders

No applicable item

(2) Acquisition by resolution of a meeting of the Board of Directors

As of March 31, 2007

Category	Number of shares (shares)		Total price (yen)
Acquisition by resolution of a meeting of the Board of Directors on December 21, 2006 (Period of acquisition: December 22, 2006 to September 30, 2007)		10,000	3,000,000,000
Treasury stocks acquired in the reporting month (date of acquisition)	—	—	—
Total	—	—	—
Total treasury stocks acquired as of the end of the reporting month		4,571	1,284,533,000
Progress in acquisition of treasury stocks (%)		45.7	42.8

2. Processing

No applicable item

3. Holdings

As of March 31, 2007

Holdings as of the end of the reporting month	Number of shares (shares)
Total number of shares outstanding	275,964
Number of treasury stocks held	13,577

END